EXHIBIT 99.1

BCE

2013 **SECOND QUARTER**
SHAREHOLDER REPORT

AUGUST 7, 2013

Q2

Contents

Caution Regarding Forward-Looking Statements	3
About Our Business	4
Quarterly Financial Information	9
Financial Results Analysis	10
Consolidated Analysis	10
Segmented Analysis	14
Financial and Capital Management	20
Updates to Our Regulatory Environment	23
Assumptions and Risks that Could Affect Our Business and Results	26
Our Accounting Policies	29
Controls and Procedures	31
Non-GAAP Financial Measures	31
Consolidated Financial Statements	33
Notes to Consolidated Financial Statements	37

Management’s Discussion and Analysis

In this management’s discussion and analysis of financial condition and results of operations (MD&A), we, us, our, BCE and the company mean either BCE Inc. or, collectively, BCE Inc., its subsidiaries, joint ventures and associates. Bell means our Bell Wireline, Bell Wireless and Bell Media segments on an aggregate basis. Bell Aliant means either Bell Aliant Inc. or, collectively, Bell Aliant Inc. and its subsidiaries and associates.

All amounts in this MD&A are in millions of Canadian dollars, except where noted.

Please refer to the unaudited consolidated financial statements for the second quarter of 2013 when reading this MD&A. We also encourage you to read BCE’s MD&A for the year ended December 31, 2012 dated March 7, 2013 (BCE 2012 Annual MD&A) as updated in BCE’s MD&A for the first quarter of 2013 dated May 8, 2013. In preparing this MD&A, we have taken into account information available to us up to August 7, 2013, the date of this MD&A, unless otherwise stated.

You will find more information about us, including BCE’s annual information form for the year ended December 31, 2012 dated March 7, 2013 (BCE 2012 AIF) and recent financial reports on BCE’s website at www.bce.ca, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Please also refer to BCE’s press release announcing its results for the second quarter of 2013 to be issued on August 8, 2013 and available on SEDAR at www.sedar.com.

This MD&A comments on our operations, performance and financial condition for the three months (Q2) and six months (YTD) ended June 30, 2013 and 2012.

Caution Regarding Forward-Looking Statements

This MD&A and, in particular, but without limitation, the section of this MD&A entitled Assumptions and Risks that Could Affect Our Business and Results, contains forward-looking statements. These forward-looking statements include, but are not limited to, statements relating to: certain aspects of the business outlook for Bell’s Wireline, Wireless and Media segments; the strategic, operating and other benefits expected to result from the Astral Media Inc. (Astral) acquisition; the expectation that Astral will be accretive to BCE’s earnings and free cash flow; the divestiture of certain of Astral’s television (TV) assets; the divestiture of certain of Astral’s and Bell Media’s radio stations; and BCE’s business objectives and strategies. Forward-looking statements also include any other statements that do not refer to historical facts. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.
     Unless otherwise indicated by us, forward-looking statements in this MD&A describe our expectations as at August 7, 2013 and, accordingly, are subject to change after this date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
     Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results could differ materially from our expectations expressed in or implied by such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. As a result, we cannot guarantee that any forward-looking statement will materialize and you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements are presented in this MD&A for the purpose of assisting investors and others in understanding our objectives, strategic priorities and business outlook as well as our anticipated operating environment. Readers are cautioned, however, that such information may not be appropriate for other purposes.
     Forward-looking statements made in this MD&A are based on a number of assumptions that we believed were reasonable on August 7, 2013. Certain key economic, market and operational assumptions we have used in making forward-looking statements contained in this MD&A include, without limitation, those described in the section of this MD&A entitled Assumptions and Risks that Could Affect Our Business and Results, which section is incorporated by reference in this cautionary statement. If our assumptions turn out to be inaccurate, our actual results could be materially different from what we expect. Unless otherwise indicated in this MD&A, or in the BCE 2013 First Quarter MD&A, the strategic priorities, business outlooks and assumptions described in the BCE 2012 Annual MD&A remain substantially unchanged.

BCE INC.   Q2 2013   QUARTERLY REPORT   3

Management’s Discussion and Analysis

     Important risk factors including, without limitation, competitive, regulatory, operational, technological, economic and financial risks that could cause actual results or events to differ materially from those expressed in or implied by the above-mentioned forward-looking statements and other forward-looking statements included in this MD&A, include, but are not limited to, the risks described in the sections of this MD&A entitled Updates to Our Regulatory Environment and Assumptions and Risks that Could Affect Our Business and Results, which sections are incorporated by reference in this cautionary statement. We caution readers that the risks described in the above-mentioned sections and in other sections of this MD&A are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our business, financial position or results of operations.
     Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after August 7, 2013. The financial impact of these transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business.

About Our Business

QUARTER IN REVIEW

Financial Highlights

In the second quarter of 2013, we executed well across all Bell business segments, delivering a solid quarter of revenue and EBITDA1 growth with steady margins, substantial net earnings and 12.0% higher free cash flow2. At Bell Wireless, we maintained strong market momentum with considerable postpaid customer gains and operating metrics that improved subscriber profitability. We also enjoyed an acceleration in Fibe TV net customer activations, fewer network access services (NAS) line losses year over year, better business markets performance and disciplined cost management, all of which contributed to improved revenue and EBITDA results at our Bell Wireline segment this quarter. Additionally, subsequent to the end of the quarter, on July 5, 2013, we completed our $3.27 billion acquisition of Astral. Astral is expected to provide significant strategic and operating benefits for Bell Media, including enhancing our competitive position in the French language media market, control over content costs, and increased opportunities for cross-platform innovation and advertising. The acquisition also supports BCE’s dividend growth objective through Astral’s expected contribution to BCE’s overall earnings and free cash flow.
     Bell revenues increased 1.9% in the second quarter of 2013 as solid year-over-year revenue growth of 5.4% at Bell Wireless and 4.7% at Bell Media was moderated by a modest 0.9% decrease at Bell Wireline.
     Top-line growth at Bell Wireless was driven by postpaid subscriber base growth over the past year, in combination with increased data usage and revenues from greater smartphone adoption that drove higher blended average revenue per user (ARPU) year over year.
     Bell Media’s revenues in Q2 2013 reflected higher subscriber fees from market-based rate increases charged to broadcast distributors (BDUs) through renegotiated agreements for certain Bell Media specialty sports and non-sports services. Although overall advertising demand, particularly in conventional TV, continued to be impacted adversely by declining audience levels and reduced spending, Bell Media advertising revenues increased modestly this quarter, reflecting the strength of its conventional TV programming and high viewership levels particularly for its specialty sports TV properties, TSN and RDS, due to NHL hockey.
     Bell Wireline revenues declined at a slower year-over-year pace this quarter compared to Q1 2013 and all previous quarters in 2012, reflecting accelerated Fibe TV and related Fibe Internet customer growth, slowing voice revenue erosion, the subsiding year-over-year impact of accelerated upfront discounts and credits on residential bundle offers, price increases across all residential services, and improved business markets performance as evidenced by higher year-over-year Internet-based connectivity revenues and data product sales.
     Bell’s EBITDA increased 1.5% in the second quarter of 2013, driven by Wireless and Media EBITDA growth of 8.9% and 3.3%, respectively. This was moderated by a 2.9% decrease in Bell Wireline’s EBITDA, which was impacted by a $10 million benefit realized in Q2 2012 from an adjustment to TV broadcast licence fees payable to the Canadian Radio-television and Telecommunications Commission (CRTC) that did not recur this year. Excluding this regulatory impact, Bell Wireline EBITDA in Q2 2013 decreased 1.9%, reflecting the ongoing loss of high-margin legacy voice and data revenues and the impact of aggressive competitive pricing actions on residential bundle offers.

1	EBITDA is a non-GAAP financial measure and does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other companies. We define EBITDA as operating revenues less operating costs, as shown in BCE’s consolidated income statements. EBITDA for BCE’s segments is the same as segment profit as reported in Note 3 of BCE’s Q2 2013 consolidated financial statements. See Non-GAAP Financial Measures – EBITDA in this MD&A for more details.
2	Free cash flow is a non-GAAP financial measure and does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other companies. See Non-GAAP Financial Measures – Free cash flow in this MD&A for more details, including a reconciliation to the most comparable IFRS financial measure.

4   BCE  INC.   Q2 2013   QUARTERLY REPORT

Management’s Discussion and Analysis

     Bell’s consolidated EBITDA margin this quarter remained relatively unchanged, year over year, at 39.4% compared to 39.6% in Q2 2012. This margin stability can be attributed to the flow-through of higher wireless ARPU, disciplined spending on wireless subscriber acquisition and retention, diminishing wireline voice erosion and the lower year-over-year impact from upfront costs to grow our Bell Fibe TV customer base.
     BCE operating revenues grew 1.5% in Q2 2013, while EBITDA increased 1.1%, compared to Q2 2012. Both were driven by improved year-over-year performance at Bell, as described above. Bell Aliant’s EBITDA declined marginally, year over year, as a modest increase in total revenues was more than offset by slightly higher operating costs, consistent with costs to grow its FibreOp TV and Internet services.
     BCE’s cash flows from operating activities were $1,868 million in Q2 2013, down $36 million over last year, mainly as a result of decreased working capital due to timing of supplier payments and increased interest payments from a higher average level of outstanding long-term debt. Free cash flow available to BCE’s common shareholders increased $97 million this quarter to $903 million, driven mainly by higher EBITDA, lower year-over-year capital expenditures, and the receipt of a pension surplus entitlement recognized in the first quarter of 2013.
     Capital expenditures at Bell this quarter decreased 13.3% over last year to $673 million. The year-over-year decline can be attributed to higher spending in Q2 2012 for the construction of our 4G (Fourth Generation) long-term evolution (LTE) network in urban markets and retail store expansion in western Canada, partly offset by higher capital expenditures to support the expansion and installation of IPTV service, and to enhance online self-service tools for residential and business customers in 2013.
     BCE’s net earnings attributable to common shareholders were $571 million in Q2 2013, or $0.74 per common share, compared to $732 million, or $0.94 per common share, in Q2 2012. Similarly, despite solid EBITDA growth in the quarter, Adjusted earnings per share (EPS)3 was $0.77 per common share, down $0.20 from last year. The year-over-year decrease was the result of the higher value of uncertain tax positions favourably resolved in the second quarter of 2012, non-cash losses on equity derivative contracts entered into to economically hedge our share-based compensation liabilities, and increased interest expense reflecting a higher average level of long-term debt related to our acquisition of Astral.

Bell Customer Connections

	NET ACTIVATIONS					TOTAL CONNECTIONS
	Q2 2013	Q2 2012	CHANGE	% CHANGE		JUNE 30, 2013	JUNE 30, 2012	CHANGE	% CHANGE
Wireless	43,566	47,208	(3,642)	(7.7%	)	7,715,641	7,453,363	262,278	3.5%
Postpaid	96,390	102,067	(5,677)	(5.6%	)	6,580,932	6,139,809	441,123	7.2%
Prepaid	(52,824)	(54,859)	2,035	3.7%		1,134,709	1,313,554	(178,845)	(13.6%	)
High-speed Internet	3,901	(664)	4,565	n.m.		2,121,075	2,103,528	17,547	0.8%
TV	25,605	16,758	8,847	52.8%		2,195,559	2,128,433	67,126	3.2%
Total growth services	73,072	63,302	9,770	15.4%		12,032,275	11,685,324	346,951	3.0%
NAS	(111,002)	(127,237)	16,235	12.8%		5,425,491	5,877,889	(452,398)	(7.7%	)

n.m.: not meaningful

In an intensely price-competitive marketplace, Bell Wireless delivered strong operating metrics this quarter: adding 96,390 net new postpaid subscribers on 2.7% higher gross activations and stable churn of 1.3%; growing blended ARPU 2.7%; and increasing the percentage of postpaid subscribers with smartphones to 70%. Bell Wireless also successfully maintained discipline over customer acquisition and retention spending, which contributed to strong wireless EBITDA and cash flow growth. Prepaid net customer losses improved 3.7% in Q2 2013 to 52,824, reflecting fewer customer deactivations year over year.
     Fibe TV customer acquisition accelerated this quarter with 50,555 net new subscribers, up 31.4% compared to Q2 2012. This represents our best quarterly performance since launching the service in Q3 2010, reflecting growth in customer demand for Fibe TV as we continue to expand our Internet protocol television (IPTV) service footprint. At the end of Q2 2013, Bell’s IPTV footprint reached more than 3.8 million households, up from approximately 2.4 million households at the end of Q2 2012. Total Satellite TV net customer losses increased 14.9% over last year to 24,950, due to fewer wholesale net activations attributable to the roll-out of IPTV service by other competing service providers in Western and Atlantic Canada. Retail Satellite TV subscriber losses, however, improved 1.6% this quarter, reflecting fewer customer deactivations, despite ongoing aggressive customer conversion offers from cable TV competitors and a relatively stable number of Bell customer migrations to Fibe TV compared to last year. As a result of strong Fibe TV subscriber growth combined with fewer retail satellite TV customer losses, total TV net activations in Q2 2013 increased 52.8% to 25,605.

3	Adjusted EPS is a non-GAAP financial measure and does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other companies. See Non-GAAP Financial Measures – Adjusted Net Earnings and Adjusted EPS in this MD&A for more details, including a reconciliation to the most comparable IFRS financial measures.

BCE INC.   Q2 2013   QUARTERLY REPORT   5

Management’s Discussion and Analysis

     We added 3,901 net high-speed Internet subscribers this quarter, compared to a net loss of 664 customers in the same quarter last year. The year-over-year increase reflected the pull-through of Bell Fibe TV customer activations, as well as improved business and wholesale customer activations. Residential customer churn was higher this quarter than the second quarter of 2012, particularly outside our IPTV service footprint, as a result of aggressive service bundle offers from the cable competitors.
     Residential NAS net losses in Q2 2013 improved 11.8% over Q2 2012 to 82,090, reflecting lower rates of residential NAS turnover in our Fibe TV service areas compared to our non-Fibe TV service areas, as well as fewer wholesale customer losses to competitors year over year. Business NAS losses in Q2 2013 improved 15.3% to 28,912, mainly as a result of fewer customer losses in our mid-sized business and wholesale markets. As a result of fewer residential and business access line losses, total NAS losses in Q2 2013 improved 12.8% over last year to 111,002.
     Bell Media’s conventional TV station, CTV, wrapped up the 2012/13 broadcast year with more top 10, top 20 and top 30 shows than any other Canadian conventional TV network according to BBM Canada data, making it the most-watched Canadian TV network for the 12th year in a row. Anchored by Canada’s #1 shows in most categories and three of the top four new programs, CTV increased its primetime lead over its next closest TV broadcast competitor in all key demographics. Across its specialty TV properties, Bell Media, led by TSN, RDS, Comedy, E!, MTV and Discovery, reached nearly 26 million Canadians, on average, throughout Q2 2013, or 6 million more viewers than our closest competitor. Additionally, Bell Media websites and apps collectively generated 1.3 billion page views from 325 million visits this quarter with 173 million videos served. Averaging over 11 million unique visitors per month, Bell Media ranks ninth among all online properties in Canada and first among Canadian broadcast and video network competitors.

OTHER CORPORATE AND BUSINESS DEVELOPMENTS

Acquisition of Astral completed

On June 27, 2013, BCE received approval from the CRTC for its $3.27 billion acquisition of Astral. With that approval, BCE obtained all necessary regulatory approvals to close the transaction on July 5, 2013.
     Under a consent agreement with the Competition Bureau and in its amended filing with the CRTC made public on March 6, 2013, Bell committed to divest several Astral TV assets and several radio stations. This includes the sale of Teletoon/Télétoon, Teletoon Retro/Télétoon Rétro, Cartoon Network (Canada), Historia and Séries+, as well as two Ottawa radio stations, CKQB-FM and CJOT-FM, to Corus Entertainment Inc. (Corus) in a transaction valued at $400.6 million. Jim Pattison Broadcast Group Limited Partnership (Pattison) has further agreed to acquire three radio stations – CKCE-FM in Calgary and CHIQ-FM and CFQX-FM, both in Winnipeg. Bell Media is also selling the Family channel, Disney Junior French, Disney Junior English, Disney XD, Musimax and MusiquePlus TV services in an auction process now under way. Consistent with the CRTC’s radio Common Ownership Policy, Bell Media will divest, in addition to the five radio stations sold to Pattison and Corus, five other radio stations, which are expected to be sold in an auction process that is now under way.
     After the asset sales, the retained 8 Astral pay and specialty TV and 77 radio services, as well as Astral’s out-of-home advertising business, represent approximately 77% of Astral’s 2012 EBITDA. The acquisition is expected to be accretive to earnings and free cash flow per share, supporting BCE’s dividend growth objective. As a result of the transaction, Bell Media now owns 30 local TV stations, 38 specialty and pay channels, and 107 radio stations.
     As part of its approval of the acquisition, the CRTC ordered BCE to spend $246.9 million in new benefits for French and English language TV, radio and film content development, support for emerging Canadian musical talent, training and professional development for Canadian media, and new consumer participation initiatives. The present value of this tangible benefits obligation will be recorded as an acquisition cost in the third quarter of 2013. The benefits package includes $175.4 million in TV benefits, approximately 15%, or $26.31 million, of which will be invested in social benefits, and approximately 85%, or $149.09 million, of which will be allocated to independent on-screen productions, with $102.87 million dedicated to French-language programming and $46.22 million to English-language programming. In radio, the package provides for $71.5 million in benefits to develop emerging musical talent, showcase Canada’s rising stars, and open new doors to action and education in Canadian music.
     On closing of the transaction, Astral President and chief executive officer (CEO) Ian Greenberg joined BCE’s Board of Directors.

Let’s close the loopholes

Bell is urging the federal government to close the loopholes in new wireless regulations that favour major US wireless carriers like Verizon Communications Inc. (Verizon) with a range of advantages originally intended for competitive wireless startups. Bell is always ready to compete but the playing field needs to be level. Special benefits available to companies like Verizon include preferred access to Canada’s wireless spectrum, the right to access the networks of Canadian carriers, and the ability to acquire wireless startups in Canada that Canadian companies like Bell Canada cannot. Yet Canadian carriers have no such reciprocal rights in the US or any other country. Considering the cost to Canadians and the impact on investment, innovation and employment in Canadian wireless, the campaign to close the loopholes has received strong support from a broad spectrum of Canadians.

6   BCE  INC.   Q2 2013   QUARTERLY REPORT

Management’s Discussion and Analysis

Renewal of Bell’s Medium-Term Notes (MTN) program and new $1 billion public debt offering

On June 12, 2013, Bell announced the renewal of its MTN program, enabling it to offer up to $4 billion of MTN debentures from time to time until June 2015. Consistent with past practice, the MTN program was renewed so as to continue to provide Bell with financial flexibility and efficient access to the Canadian and U.S. capital markets.
     Pursuant to this MTN program, Bell proceeded with a public offering of $1 billion MTN debentures, Series M-27, which was completed on June 17, 2013. The Series M-27 MTN Debentures will mature on June 17, 2020 and carry an annual interest rate of 3.25%. These debentures are fully and unconditionally guaranteed by BCE. With this new issue, Bell’s average annual pre-tax cost of debenture debt declines by 0.16% to 4.86%, with an average term to maturity of 9.4 years.

Bell Fibe TV launches Canada’s first wireless TV receiver

Bell announced the launch of the new Fibe TV wireless receiver, a Bell exclusive that enables customers to connect up to 5 additional TVs with Fibe TV service anywhere in their home without the need to run any cable. A wireless receiver transmitter connects to a customer’s Home Networking modem and works with their Whole Home personal video recorder (PVR) to connect one or more Wireless Receivers to deliver the full Fibe TV experience to as many as 5 additional TVs.

Bell and Glentel Inc. (Glentel) extend national mobile retail partnership with multi-year renewal

During the quarter, Bell renewed its partnership with GLENTEL, Canada’s largest independent multi-carrier mobile phone retailer, to offer Bell Mobility products and services to customers at GLENTEL retail outlets across Canada, including Wireless Wave, Telephone Booth, Wireless Etc. and Target Mobile. GLENTEL’s extensive Canadian retail footprint of 360 locations is expected to expand significantly in coming months with the addition of 74 more Target Mobile locations.

Wireless device lineup expanded

Bell Wireless continued to bring customers the latest in wireless technology with the introduction of several new devices, including the BlackBerry Q10, which features a keyboard and touchscreen in one device, the Samsung Galaxy S4, the Sony Xperia ZL, and the HTC One. These smartphones all come equipped with Near Field Communications (NFC) capability, which enables mobile banking and commerce applications, as well as quick and easy wireless sharing of music, contacts, files and images.

Bell Mobile TV expands live and on-demand programming

Bell Mobile TV expanded its live and on-demand programming this quarter with the addition of CBC and Radio-Canada TV, joining CBC News Network and RDI news content already available. The new channels join a growing Mobile TV line-up of programming in English and French, to smartphones and tablets, reflecting Bell’s commitment to make the best content available on every screen. Now with more than 30 channels, Bell Mobile TV offers access to news, entertainment and children’s programming from brands such as ATN, BNN, Bloomberg, CTV, Juicebox, MTV Canada, Treehouse and YTV, and sports content from TSN, RDS and the NHL, NBA and NFL.

Bell to launch mobile payments solution

By the end of 2013, Royal Bank of Canada (RBC) and Bell Mobility customers are expected to be able to pay securely for transactions with their RBC debit or credit cards using their compatible Bell Mobility smartphones. RBC and Bell will be testing the solution with consumer and merchant customers over the summer and expect to make the service broadly available by the end of the year. In the development of their solution, RBC and Bell are adhering to all major card association regulations, international interoperability standards developed by the mobile GSM Association, as well as established security and interoperability standards ensuring the transaction receives similar safety and customer protection for unauthorized use to a traditional credit card. Data is stored securely on NFC SIM cards certified by major credit card providers to their international security standards.

Bell business markets wins major federal email services contract

Bell, along with CGI Group Inc. (CGI), teamed up on a winning bid to deliver a new email system for the Government of Canada. Based on the latest email technology, the streamlined system will enhance security and increase efficiency, ultimately improving Canadians’ access to information and services while saving the government a projected $50 million per year starting in 2015. Among the strengths put forward in our proposal were Bell and CGI’s proven track record in building and managing enterprise email solutions and our previous experience providing high security applications to the federal government. Bell and CGI will implement and manage the government’s new email system for 7 years with an optional 1-year extension.

BCE INC.   Q2 2013   QUARTERLY REPORT   7

Management’s Discussion and Analysis

Bell Media announces 2013/14 primetime lineup for CTV

At the annual Los Angeles programming screenings in May, Bell Media secured an attractive mix of returning and new programs for its 2013/14 primetime schedules on its CTV and CTV Two networks, featuring more returning hits than any other Canadian network along with a number of new programs for the fall and mid-seasons. CTV will also remain the home of TV’s biggest event programming in 2013/14, including the Academy Awards, the Super Bowl, the Golden Globe Awards, the Primetime Emmy Awards, the American Music Awards and the Juno Awards.

CRTC’s wireless code of conduct

On June 3, 2013, the CRTC issued a decision establishing a mandatory code of conduct for all providers of retail mobile wireless voice and data services in Canada (the Wireless Code). The Wireless Code will apply to all wireless services provided to individual and small business consumers (eg. businesses that on average spend less than $2,500 per month on telecom services) in all provinces and territories. Among other things, the Wireless Code stipulates that wireless service providers may not charge an early cancellation fee after a customer has been under contract for 24 months. The Wireless Code also establishes regulations related to unlocking mobile phones and setting default caps for data roaming charges and data overage charges.
     See Updates to Our Regulatory Environment – Telecommunications Act – Adoption of a National Wireless Services Consumer Code in this MD&A for more details.

Industry Canada updates timing of 700 megahertz (MHz) spectrum auction

On June 4, 2013, Industry Canada announced that it was postponing the application deadline for the 700 MHz wireless spectrum auction to September 17, 2013 from June 11, 2013 with the auction now set to begin on January 14, 2014 rather than November 19 of this year. These new dates are intended to provide companies with additional time to finalize their approaches to the auction process.
     See Updates to Our Regulatory Environment – Radiocommunication Act – 700 MHz Spectrum Auction for more details.

Bell named one of Canada’s most responsible companies

Bell has been recognized for its commitment to mental health, sustainability and the environment with a spot on this year’s 50 Most Socially Responsible Corporations by Maclean’s and a Best 50 of 2013 ranking by Corporate Knights. The Maclean’s list, created by Sustainalytics, honours leading Canadian companies for their sustainability efforts and focus on corporate responsibility. In its Top 50 ranking, Maclean’s highlighted our unprecedented commitment to Canadian mental health through Bell Let’s Talk, as well as our environmental leadership in data centres and campus facilities as being best in class. Bell’s newest data centre in Québec, built according to LEED Gold standards, is ranked among the top 2 per cent of the most energy-efficient data centres in North America. As the only Canadian communications company with ISO 14001 environmental certification, Bell has been a leader in minimizing our carbon footprint by cutting greenhouse gas emissions, reducing our electricity consumption, using advanced recycling systems in all our buildings and helping customers go green with paperless billing and online account management.

8   BCE  INC.   Q2 2013   QUARTERLY REPORT

Management’s Discussion and Analysis

Quarterly Financial Information

BCE’s 2013 second quarter interim condensed financial report was prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), under International Accounting Standard (IAS) 34, Interim Financial Reporting.
     The following table shows selected consolidated financial data of BCE, prepared in accordance with IFRS, for the eight most recent completed quarters.
     We have restated some of the amounts for the previous periods in the consolidated financial statements as a result of the adoption of the amended IAS 19, Employee Benefits and IFRS 11, Joint Arrangements, as described in Our Accounting Policies section.

		2013	2012				2011
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Operating revenues	5,000	4,919	5,161	4,982	4,925	4,910	5,167	4,911
EBITDA(1)	2,066	1,962	1,896	2,019	2,044	1,929	1,871	1,943
Severance, acquisition and other costs	(28)	(33)	(69)	(25)	(20)	(19)	1	(130)
Depreciation	(681)	(675)	(693)	(673)	(666)	(646)	(662)	(631)
Amortization	(161)	(163)	(175)	(180)	(178)	(181)	(181)	(180)
Net earnings	671	672	765	644	836	631	536	699
Net earnings attributable to common shareholders	571	566	666	527	732	531	451	608
Net earnings per common share
Basic	0.74	0.73	0.86	0.68	0.94	0.69	0.58	0.78
Diluted	0.74	0.73	0.86	0.68	0.94	0.69	0.58	0.78
Included in net earnings:
Severance, acquisition and other costs	(21)	(23)	(46)	(19)	(15)	(14)	2	(82)
Net gains on investments	1	2	248	–	–	8	–	–
Premiums on early redemption of debt	(3)	(12)	–	–	–	–	–	–
Adjusted net earnings(1)	594	599	464	546	747	537	449	690
Adjusted EPS(1)	0.77	0.77	0.60	0.70	0.97	0.69	0.58	0.88
Average number of common shares outstanding – basic (millions)	775.9	775.7	775.0	774.2	773.7	774.3	778.1	777.6

(1)	The terms EBITDA, Adjusted net earnings and Adjusted EPS are non-GAAP financial measures and do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other companies. See Non-GAAP Financial Measures – EBITDA and Adjusted Net Earnings and Adjusted EPS in this MD&A for more details, including, for Adjusted net earnings and Adjusted EPS, a reconciliation to the most comparable IFRS financial measures.

BCE INC.   Q2 2013   QUARTERLY REPORT   9

Management’s Discussion and Analysis

Financial Results Analysis

This section provides detailed information and analysis about BCE’s performance in Q2 2013 and YTD 2013 compared with Q2 2012 and YTD 2012. It focuses on BCE’s consolidated operating results and provides financial information for each of its operating segments.

CONSOLIDATED ANALYSIS

	Q2 2013	Q2 2012	$ CHANGE	% CHANGE		YTD 2013	YTD 2012	$ CHANGE	% CHANGE
Operating revenues	5,000	4,925	75	1.5%		9,919	9,835	84	0.9%
Operating costs	(2,934)	(2,881)	(53)	(1.8%	)	(5,891)	(5,862)	(29)	(0.5%	)
EBITDA	2,066	2,044	22	1.1%		4,028	3,973	55	1.4%
Severance, acquisition and other costs	(28)	(20)	(8)	(40.0%	)	(61)	(39)	(22)	(56.4%	)
Depreciation	(681)	(666)	(15)	(2.3%	)	(1,356)	(1,312)	(44)	(3.4%	)
Amortization	(161)	(178)	17	9.6%		(324)	(359)	35	9.7%
Finance costs
Interest expense	(228)	(209)	(19)	(9.1%	)	(449)	(416)	(33)	(7.9%	)
Interest on post-employment benefit obligations	(38)	(33)	(5)	(15.2%	)	(75)	(66)	(9)	(13.6%	)
Other (expense) income	(63)	55	(118)	n.m.		17	34	(17)	(50.0%	)
Earnings before income taxes	867	993	(126)	(12.7%	)	1,780	1,815	(35)	(1.9%	)
Income taxes	(196)	(157)	(39)	(24.8%	)	(437)	(348)	(89)	(25.6%	)
Net earnings	671	836	(165)	(19.7%	)	1,343	1,467	(124)	(8.5%	)
Net earnings attributable to:
Common shareholders	571	732	(161)	(22.0%	)	1,137	1,263	(126)	(10.0%	)
Preferred shareholders	33	34	(1)	(2.9%	)	66	69	(3)	(4.3%	)
Non-controlling interest	67	70	(3)	(4.3%	)	140	135	5	3.7%
Net earnings	671	836	(165)	(19.7%	)	1,343	1,467	(124)	(8.5%	)
Adjusted net earnings attributable to common shareholders	594	747	(153)	(20.5%	)	1,193	1,284	(91)	(7.1%	)
Net earnings per common share	0.74	0.94	(0.20)	(21.3%	)	1.47	1.63	(0.16)	(9.8%	)
Adjusted EPS	0.77	0.97	(0.20)	(20.6%	)	1.54	1.66	(0.12)	(7.2%	)

n.m.: not meaningful

Operating Revenues

	Q2 2013	Q2 2012	$ CHANGE	% CHANGE		YTD 2013	YTD 2012	$ CHANGE	% CHANGE
Bell Wireline	2,506	2,528	(22)	(0.9%	)	5,014	5,107	(93)	(1.8%	)
Bell Wireless	1,442	1,368	74	5.4%		2,851	2,694	157	5.8%
Bell Media	559	534	25	4.7%		1,072	1,046	26	2.5%
Inter-segment eliminations	(83)	(89)	6	6.7%		(165)	(172)	7	4.1%
Bell	4,424	4,341	83	1.9%		8,772	8,675	97	1.1%
Bell Aliant	691	687	4	0.6%		1,375	1,369	6	0.4%
Inter-segment eliminations	(115)	(103)	(12)	(11.7%	)	(228)	(209)	(19)	(9.1%	)
Total BCE operating revenues	5,000	4,925	75	1.5%		9,919	9,835	84	0.9%

Total operating revenues for BCE were up 1.5% and 0.9% in the second quarter and first half of 2013, respectively, due to higher revenues at both Bell and Bell Aliant compared to the same periods in 2012.
     Total Bell operating revenues increased 1.9% in the second quarter of 2013, comprised of service revenues of $4,049 million, which were 1.8% higher than in the second quarter of 2012, and product revenues of $375 million, which increased 2.9% over the same period last year. In the first half of 2013, Bell operating revenues increased 1.1% and were comprised of service revenues of $8,036 million, representing a 1.5% increase over the first six months of 2012, and product revenues of $736 million, which decreased 3.3% compared to the same period last year.
     Bell Wireline revenues decreased 0.9% in the second quarter of 2013 and 1.8% year to date, mainly as a result of the continued decline in legacy voice and data revenues. Growth in TV and Internet service revenues, higher IP connectivity revenues, as well as increased year-over-year business data product sales, moderated the year-over-year decline in Bell Wireline revenues this quarter. The result for Q2 2013 represents improved performance over Q1 2013 as well as previous quarters in 2012, reflecting continued steady Fibe TV and Fibe Internet customer growth, slowing voice revenue decline, reduced year-over-year financial impact of accelerated upfront discounts and credits on residential bundle offers and price increases across all residential services implemented at the beginning of this year.

10   BCE INC.   Q2 2013   QUARTERLY REPORT

Management’s Discussion and Analysis

     Bell Wireless revenues grew 5.4% in the second quarter of 2013 and 5.8% in the first six months of the year as a result of increased service revenues from a larger postpaid customer base and increased data usage that generated higher blended ARPU year over year.
     Bell Media revenues increased 4.7% in the second quarter of 2013 and 2.5% in the first half of 2013, due to higher subscriber fee revenue driven by market-based rate increases charged to BDUs through renegotiated agreements for certain Bell Media specialty sports and non-sports services. Advertising revenues this quarter were slightly higher compared to Q2 2012.
     Bell Aliant revenues were modestly higher this quarter and year to date, increasing 0.6% and 0.4% over the second quarter and first six months of 2012, mainly as a result of growth in its Internet and TV services.
     See Financial Results Analysis – Segmented Analysis for a discussion of operating revenues on a segmented basis.

Operating Costs

	Q2 2013	Q2 2012	$ CHANGE	% CHANGE		YTD 2013	YTD 2012	$ CHANGE	% CHANGE
Bell Wireline	(1,527)	(1,520)	7	0.5%		(3,077)	(3,096)	(19)	(0.6%	)
Bell Wireless	(833)	(809)	24	3.0%		(1,657)	(1,611)	46	2.9%
Bell Media	(403)	(383)	20	5.2%		(818)	(814)	4	0.5%
Inter-segment eliminations	83	89	6	6.7%		165	172	7	4.1%
Bell	(2,680)	(2,623)	57	2.2%		(5,387)	(5,349)	38	0.7%
Bell Aliant	(369)	(361)	8	2.2%		(732)	(722)	10	1.4%
Inter-segment eliminations	115	103	(12)	(11.7%	)	228	209	(19)	(9.1%	)
Total BCE operating costs	(2,934)	(2,881)	53	1.8%		(5,891)	(5,862)	29	0.5%

BCE operating costs increased 1.8% and 0.5% in the second quarter and first half of 2013, respectively, as a result of higher operating costs across all Bell segments and at Bell Aliant.
     Consistent with the growth in revenues, total Bell operating costs increased 2.2% in Q2 2013 and 0.7% in the first half of this year. Adjustments to amounts payable to the CRTC totalling $25 million that positively impacted operating costs in Q2 2012, but that did not recur this year, also contributed to the year-over-year increase in operating costs.
     Operating costs at Bell Wireline were 0.5% higher this quarter, mainly as a result of a favourable, non-recurring adjustment in Q2 2012 to TV broadcast licence fees payable to the CRTC. Increased Bell TV programming costs, higher costs to support and deliver managed service and professional service solutions to our business customers, as well as higher cost of goods sold resulting from increased data product sales, also contributed to the increase in Bell Wireline operating costs this quarter. These factors were offset largely by reduced payments to other carriers, decreased labour costs, lower operating taxes, decreased print and mail costs due to increased customer use of online billing and cost savings from reduced residential customer call volumes and field service productivity improvements. In the first half of 2013, Bell Wireline operating costs improved 0.6%, due mainly to lower labor and general and administrative expenses, as well as decreased network maintenance and repair costs.
     Bell Wireless operating costs were up 3.0% in Q2 2013. The year-over-year increase was largely due to higher wireless handset discounts in response to competitors’ promotional offers, greater customer retention spending year over year, higher labour costs to support customer growth and retail store expansion, higher network operating costs associated with LTE deployment and high-speed packet access (HSPA) network capacity expansion, higher payments to other carriers due to greater data roaming volume, as well as higher real estate costs associated with retail distribution and network expansion. These factors were offset partly by lower wireless content costs, decreased bad debt expense and lower marketing and sales-related costs. Similarly, wireless operating costs in the first half of 2013 were up 2.9% over last year.
     Bell Media operating costs increased 5.2% this quarter, due mainly to higher costs for NHL rights and production costs attributable to the extended regular season hockey schedule, as well as to adjustments made in Q2 2012 to reduce amounts payable related to the Local Programming Improvement Fund (LPIF) and TV broadcast licence fees that did not recur this year. Similarly, year to date, Bell Media’s operating costs were 0.5% higher compared to the first half of 2012.
     Bell Aliant’s operating costs increased 2.2% in Q2 2013 and 1.4% year to date, due mainly to higher costs related to Bell Aliant’s FibreOP TV service and higher wireless handset discounts. Lower labour costs and decreased general and administrative expenses largely offset the increase in Bell Aliant’s operating costs this quarter.
     Total post-employment benefit plans service cost at BCE increased to $69 million and $146 million in the second quarter and first half of 2013, respectively, from $62 million and $128 million in the corresponding periods last year. These costs at Bell totalled $54 million in Q2 2013 and $115 million year to date, up from $47 million and $99 million in the second quarter and first six months of 2012, respectively, reflecting a lower discount rate used to value employee benefit obligations for 2013 compared to last year. Post-employment benefit plans service cost at Bell Aliant was $15 million this quarter and $31 million year to date, compared to $15 million and $29 million in the same respective periods last year.

BCE INC.   Q2 2013   QUARTERLY REPORT   11

Management’s Discussion and Analysis

EBITDA

	Q2 2013	Q2 2012	$ CHANGE	% CHANGE		YTD 2013	YTD 2012	$ CHANGE	% CHANGE
Bell Wireline	979	1,008	(29)	(2.9%	)	1,937	2,011	(74)	(3.7%	)
Bell Wireless	609	559	50	8.9%		1,194	1,083	111	10.2%
Bell Media	156	151	5	3.3%		254	232	22	9.5%
Bell	1,744	1,718	26	1.5%		3,385	3,326	59	1.8%
Bell Aliant	322	326	(4)	(1.2%	)	643	647	(4)	(0.6%	)
Total BCE EBITDA	2,066	2,044	22	1.1%		4,028	3,973	55	1.4%

EBITDA at BCE increased 1.1% this quarter and 1.4% year to date, corresponding to EBITDA margins of 41.3% and 40.6% compared to 41.5% and 40.4% in the second quarter and first half of 2012. The year-over-year increase in EBITDA was due to improved performance at Bell, offset partly by modestly lower EBITDA at Bell Aliant.
     Bell’s EBITDA was up 1.5% and 1.8% in the second quarter and first six months of 2013, respectively, driven by higher Wireless and Media EBITDA, offset partly by lower Wireline EBITDA. Bell’s consolidated EBITDA margin in the second quarter and first half of 2013 remained relatively unchanged, year over year, at 39.4% and 38.6%, respectively, compared to 39.6% and 38.3% in the same periods last year. This margin stability can be attributed to the flow-through of higher year-over-year wireless ARPU, disciplined spending on wireless subscriber acquisition and retention despite aggressive competitive pricing on handsets and promotional rate plans, diminishing wireline voice erosion and reduced year-over-year impact from upfront costs to grow our Bell Fibe TV customer base.
     See Financial Results Analysis – Segmented Analysis for a discussion of EBITDA on a segmented basis.

Severance, Acquisition and Other Costs

2013

We recorded severance, acquisition and other costs of $28 million in the second quarter of 2013 and $61 million on a year-to-date basis. These included:

  severance costs related to voluntary and involuntary workforce reduction initiatives of $30 million in Q2 2013 and $53 million on a year-to-date basis acquisition costs and other credits of $2 million in Q2 2013 and other costs of $8 million on a year-to-date basis.

2012

We recorded severance, acquisition and other costs of $20 million in the second quarter of 2012 and $39 million on a year-to-date basis. These included:

  severance costs related to voluntary and involuntary workforce reduction initiatives of $9 million in Q2 2012 and $23 million on a year-to-date basis acquisition and other costs of $11 million in Q2 2012 and $16 million on a year-to-date basis.

Depreciation and Amortization

Depreciation

Depreciation in the second quarter and on a year-to-date basis increased $15 million and $44 million, respectively, compared to the same periods in 2012 due to a higher depreciable asset base in 2013 as we continued to invest in our broadband and wireless networks, as well as our IPTV service. This was partly offset by a decrease in depreciation expense due to an increase in the estimate of useful lives of certain assets.

Amortization

Amortization in the second quarter and on a year-to-date basis decreased $17 million and $35 million, respectively, compared to the same periods in 2012 as intangible assets became fully amortized, resulting in a lower asset base in 2013. In addition, amortization decreased due to an increase in the estimate of useful lives of certain assets.
     Amortization expense relating to the fair value of certain programming rights, resulting from the allocation of the purchase price for CTV, was $16 million in the second quarter of 2013 and $34 million on a year-to-date basis, compared to $21 million in Q2 2012 and $44 million on year-to-date basis and has been included in operating costs.

12   BCE INC.   Q2 2013   QUARTERLY REPORT

Management’s Discussion and Analysis

Finance Costs

Interest Expense

Interest expense in the second quarter and on a year-to-date basis increased $19 million and $33 million, respectively, compared to the same periods in 2012, as a result of higher average debt levels, partly offset by lower average interest rates.

Interest on Post-Employment Benefit Obligations

Interest on our post-employment benefit obligations is based on market conditions that existed at the beginning of the year. Changes in market conditions during the year are recognized in other comprehensive income.
     In the second quarter and on a year-to-date basis, interest expense increased $5 million and $9 million, respectively, compared to the same periods last year due to a larger benefit obligation, partly offset by a decrease in the discount rate used to value our post-employment benefit obligations because of a reduction in market interest rates between January 1, 2012 and January 1, 2013.

Other (Expense) Income

2013

Other expense of $63 million in the second quarter of 2013 was due to net mark-to-market losses of $54 million on derivatives used as economic hedges, as well as a $10 million premiums paid on the early redemption of Bell Aliant’s MTNs.
     Other income of $17 million in the first half of 2013 was due to net mark-to-market gains of $17 million on derivatives used as economic hedges and a $36 million distribution of a pension surplus. These were partly offset by premiums paid of $27 million on the early redemption of Bell Canada’s Series EA Debentures and Bell Aliant’s MTNs and losses on disposal and retirement of software, plant and equipment of $16 million.

2012

Other income of $55 million in the second quarter of 2012 was due to a net mark-to-market gain of $36 million on derivatives used as economic hedges and equity income of $8 million.
     Other income of $34 million in the first half of 2012 was due to equity income of $14 million, a net mark-to-market gain of $13 million on derivatives used as economic hedges and a gain on investments of $8 million, partly offset by losses on disposal and retirements of software, plant and equipment of $13 million.

Income Taxes

Income taxes in the second quarter and on a year-to-date basis increased $39 million and $89 million, respectively, compared to the same periods last year due to the higher value of uncertain tax positions favourably resolved in 2012 compared to 2013, partly offset by lower taxable income in 2013.

Net Earnings and EPS

Net earnings attributable to common shareholders in the second quarter decreased $161 million, or $0.20 per common share, compared to the second quarter of 2012, as higher EBITDA was more than offset by net mark-to-market losses on derivatives used as economic hedges in 2013 versus net gains in 2012, higher income taxes, higher interest expense and the premiums on the early redemption of Bell Aliant’s MTNs.
     In the first six months of 2013, net earnings attributable to common shareholders decreased $126 million, or $0.16 per common share, compared to the first six months of 2012 as higher EBITDA and a distribution of a pension surplus were more than offset by higher income tax and interest expenses, higher premiums paid on the early redemption of debt and higher severance, acquisition and other costs.
     Excluding the impact of severance, acquisition and other costs, net gains on investments, and premiums on the early redemption of debt, Adjusted net earnings in the second quarter of 2013 decreased $153 million, compared to the same period last year. Adjusted EPS of $0.77 per common share decreased 20.6% in the second quarter of 2013 from $0.97 per common share in the second quarter of 2012. Similarly, Adjusted net earnings in the first half of 2013 decreased $91 million compared to the same period last year. As a result, Adjusted EPS decreased by 7.2% on a year-to-date basis to $1.54 per common share from $1.66 per common share for the six months ended in 2012.

BCE INC.   Q2 2013   QUARTERLY REPORT   13

Management’s Discussion and Analysis

SEGMENTED ANALYSIS

Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance.

Bell Wireline Segment

Bell Wireline Revenue

	Q2 2013	Q2 2012	$ CHANGE	% CHANGE		YTD 2013	YTD 2012	$ CHANGE	% CHANGE
Local and access(1)	632	680	(48)	(7.1%	)	1,278	1,373	(95)	(6.9%	)
Long distance	183	206	(23)	(11.2%	)	367	418	(51)	(12.2%	)
Data(1)	1,456	1,400	56	4.0%		2,889	2,822	67	2.4%
Equipment and other(1)	153	163	(10)	(6.1%	)	317	335	(18)	(5.4%	)
Total external revenues	2,424	2,449	(25)	(1.0%	)	4,851	4,948	(97)	(2.0%	)
Inter-segment revenues	82	79	3	3.8%		163	159	4	2.5%
Total revenue	2,506	2,528	(22)	(0.9%	)	5,014	5,107	(93)	(1.8%	)

(1)	We have reclassified amounts for the prior period to make them consistent with the presentation for the current period.

Bell Wireline revenues were down 0.9% in the second quarter of 2013 and 1.8% year to date, reflecting lower local and access, long distance, and equipment and other revenues compared to the second quarter of 2012. However, the year-over-year revenue decline was lower this quarter, representing improved performance over Q1 2013, as well as previous quarters in 2012. This improvement reflected continued steady Fibe TV and Fibe Internet customer growth, slowing voice revenue decline, the subsiding year-over-year impact of accelerated upfront discounts and credits on residential bundle offers, price increases for all residential services at the beginning of 2013, and improved year-over-year business markets results.

Local and access

	Q2 2013	Q2 2012	CHANGE	% CHANGE		YTD 2013	YTD 2012	CHANGE	% CHANGE
NETWORK ACCESS SERVICE (NAS) LINES
Residential	2,774,667	3,111,883	(337,216)	(10.8%	)	2,774,667	3,111,883	(337,216)	(10.8%	)
Business	2,650,824	2,766,006	(115,182)	(4.2%	)	2,650,824	2,766,006	(115,182)	(4.2%	)
Total	5,425,491	5,877,889	(452,398)	(7.7%	)	5,425,491	5,877,889	(452,398)	(7.7%	)
NAS NET LOSSES
Residential	(82,090)	(93,119)	11,029	11.8%		(165,647)	(164,238)	(1,409)	(0.9%	)
Business	(28,912)	(34,118)	5,206	15.3%		(53,801)	(59,529)	5,728	9.6%
Total	(111,002)	(127,237)	16,235	12.8%		(219,448)	(223,767)	4,319	1.9%

Local and access revenues declined 7.1% and 6.9%, respectively, in the second quarter and first half of 2013. The decreases reflect the ongoing decline in local NAS lines driven by customer losses in the residential and small and medium business markets due to aggressive competition, technological substitution to wireless and Internet-based services, as well as business customer conversions to IP-based data services and networks from legacy voice services. Price matching of competitive residential service bundle offers and repricing pressures in our business and wholesale markets also contributed to the year-over-year decrease in local and access revenues. These factors were partly offset by increases in monthly local rates implemented at the beginning of 2013.
     Total NAS losses improved 12.8%, or 16,235, in the second quarter of 2013, compared to the same quarter last year, reflecting a lower number of residential and business access line losses. Despite the year-over-year improvement in NAS line losses, the annualized rate of NAS erosion increased to 7.7% this quarter from 6.9% in the second quarter of 2012, due to the impact of a reduced customer base compared to the previous year. However, this represents a slight improvement in the rate of NAS erosion when compared to the previous quarter’s annualized rate of 7.8%. In the first six months of this year, total NAS net losses improved 1.9%, year over year, or 4,319 lower, as a result of fewer business access line losses.
     Residential NAS net losses in Q2 2013 improved 11.8%, or were 11,029 lower than last year, reflecting lower rates of residential NAS turnover in our Fibe TV service areas compared to our non-Fibe TV service areas, as well as fewer wholesale customer losses to competitors compared to the second quarter of last year. Year to date, residential NAS losses were 0.9%, or 1,409, higher compared to the first half of 2012, due mainly to wireless and Internet-based technology substitution of local services, which continues to steadily increase, as well as to heavily discounted service bundle promotions from the cable TV competitors in Ontario and Québec, particularly in the first quarter of this year.
     Business NAS losses were 15.3%, or 5,206, lower in Q2 2013 and 9.6%, or 5,728, lower year to date, compared to the same corresponding periods in 2012. The year-over-year improvement was due to fewer customer losses in our wholesale and mid-sized business markets. Ongoing customer conversion of voice lines to IP-based services and continued softness in new business growth moderated the year-over-year improvement in business NAS losses this quarter.

14   BCE INC.   Q2 2013   QUARTERLY REPORT

Management’s Discussion and Analysis

Long distance

Long distance revenues decreased 11.2% and 12.2% in the second quarter and first half of 2013, respectively. The year-over-year declines reflected fewer minutes of use by residential and business customers resulting from NAS line losses, technology substitution to wireless and over-the-top Internet-based services, and ongoing rate pressures in our business and wholesale markets. Price increases moderated the overall rate of long distance revenue erosion year over year.

Data

	Q2 2013	Q2 2012	CHANGE	% CHANGE	YTD 2013	YTD 2012	CHANGE	% CHANGE
HIGH-SPEED INTERNET
High-speed Internet net activations (losses)	3,901	(664)	4,565	n.m.	5,832	11,729	(5,897)	(50.3%	)
High-speed Internet subscribers	2,121,075	2,103,528	17,547	0.8%	2,121,075	2,103,528	17,547	0.8%
TELEVISION (TV)
Net subscriber activations	25,605	16,758	8,847	52.8%	39,576	34,381	5,195	15.1%
Fibe TV	50,555	38,477	12,078	31.4%	98,018	71,920	26,098	36.3%
Total subscribers	2,195,559	2,128,433	67,126	3.2%	2,195,559	2,128,433	67,126	3.2%
Fibe TV	346,316	158,324	187,992	n.m.	346,316	158,324	187,992	n.m.

n.m.: not meaningful

Data revenue increased 4.0% in the second quarter of 2013 and 2.4% in the first half of 2013, due mainly to higher TV and Internet service revenues driven by Fibe customer growth and residential price increases for these services, higher IP connectivity revenues, and increased data product sales. These increases were offset partly by a continued decline in basic legacy data services revenue from ongoing business customer migration to IP-based systems, competitive losses, and pricing pressures in our business and wholesale markets.
     We added 3,901 net new high-speed Internet subscribers in the second quarter of 2013, compared to a net loss of 664 customers in the same quarter last year. The year-over-year increase in high-speed Internet net activations this quarter reflected the pull-through of Bell Fibe TV customer activations, as well as improved business and wholesale customer activations, despite higher residential customer churn particularly outside our IPTV service footprint driven by aggressive service bundle offers from the cable competitors. In the first six months of 2013, total Internet net activations were 5,832, down from 11,729 in the corresponding period last year, due to higher residential customer churn. At June 30, 2013, our total high-speed Internet connections were 2,121,075, up 0.8% since the end of the second quarter of 2012.
     We added 50,555 net Fibe TV subscribers in the second quarter of 2013, up 31.4% from the same quarter last year, bringing the total number of Fibe TV net customer activations in the first half of this year to 98,018 compared to 71,920 in the same six-month period in 2012. At June 30, 2013, we had 346,316 Fibe TV customers, more than double the 158,324 subscribers reported at the end of the second quarter of 2012. The year-over-year growth in Fibe TV subscribers was driven by continued expansion of our IPTV service footprint and competitive residential bundle offers in our core urban markets where Fibe TV and Fibe Internet services are available. Although Satellite TV net customer losses increased 14.9% over last year to 24,950, due to fewer wholesale net activations attributable to the roll-out of IPTV service by other competing service providers in Western and Atlantic Canada, retail Satellite TV subscriber losses improved 1.6% this quarter, reflecting fewer customer deactivations, despite ongoing aggressive customer conversion offers from cable TV competitors and a relatively stable number of Bell customer migrations to Fibe TV compared to Q2 2012. As a result of strong Fibe TV subscriber growth, combined with fewer retail Satellite TV customer losses, total TV net activations in Q2 2013 increased 52.8%, year over year, to 25,605. In the first half of 2013, total TV net subscriber activations increased 15.1% to 39,576. At June 30, 2013, we had 2,195,559 total TV subscribers, representing a 3.2% increase since the end of the second quarter of 2012.

Equipment and other

Equipment and other revenues decreased 6.1% this quarter and 5.4% year to date, due mainly to loss of revenue earned in 2012 from a subsidiary that provided electrical and network cabling installation services for business customers in Ontario that ceased operations at the end of 2012. Lower consumer electronics equipment sales at The Source (Bell) Electronics Inc. (The Source) also contributed to the decline in equipment and other revenues this quarter.

Bell Wireline EBITDA

	Q2 2013	Q2 2012	$ CHANGE	% CHANGE		YTD 2013	YTD 2012	$ CHANGE	% CHANGE
Operating costs	(1,527)	(1,520)	7	0.5%		(3,077)	(3,096)	(19)	(0.6%	)
EBITDA	979	1,008	(29)	(2.9%	)	1,937	2,011	(74)	(3.7%	)
EBITDA margin	39.1%	39.9%		(0.8) pts		38.6%	39.4%		(0.8) pts

BCE INC.   Q2 2013   QUARTERLY REPORT   15

Management’s Discussion and Analysis

Bell Wireline EBITDA decreased 2.9% this quarter and 3.7% year to date with corresponding margin declines to 39.1% and 38.6%, respectively. The year-over-year decrease in Bell Wireline EBITDA and margin was due to ongoing loss of higher-margin legacy voice and data services that was not offset fully by growth in TV, residential Internet and IP broadband connectivity service revenue. Operating costs in Q2 2013 were slightly higher year over year.
     Operating costs this quarter increased 0.5% over last year, reflecting a $10 million reduction to TV broadcast licence fees payable to the CRTC realized in Q2 2012 that did not recur this year. Increased TV programming and production costs consistent with growth in Fibe TV, higher costs to support and deliver managed and professional service solutions to our business customers, and higher cost of goods sold due to increased data product revenues also contributed to higher wireline operating costs this quarter. These costs were offset largely by a number of factors, including lower labour costs, decreased payments to other carriers, cost savings from reduced customer call volumes and field service productivity improvements, decreased print and mail costs due to increased customer use of online billing and lower operating taxes.
     In the first half of 2013, wireline operating costs were 0.6%, or $19 million, lower compared to last year, due mainly to lower labour and general and administrative expenses, as well as decreased network maintenance and repair costs.

Bell Wireless Segment

Bell Wireless Revenue

	Q2 2013	Q2 2012	$ CHANGE	% CHANGE		YTD 2013	YTD 2012	$ CHANGE	% CHANGE
Service	1,328	1,252	76	6.1%		2,631	2,468	163	6.6%
Product	99	99	–	0.0%		192	193	(1)	(0.5%	)
Total external revenues	1,427	1,351	76	5.6%		2,823	2,661	162	6.1%
Inter-segment revenues	15	17	(2)	(11.8%	)	28	33	(5)	(15.2%	)
Total revenue	1,442	1,368	74	5.4%		2,851	2,694	157	5.8%

Bell Wireless operating revenues increased 5.4% in the second quarter of 2013 and 5.8% in the first half of 2013, as a result of higher service revenues compared to the previous year.
     Wireless service revenue was up 6.1% this quarter and 6.6% year to date, driven by postpaid subscriber growth over the past year and higher blended ARPU, reflecting increased data usage from greater smartphone penetration and adoption of richer rate plans with more data included. Wireless data revenue was 21.1% higher this quarter and 22.5% higher year to date, while wireless voice revenue decreased 1.6% and 1.3% in the second quarter and first half of 2013, respectively, compared to last year.
     Product revenue was essentially unchanged, year over year, both this quarter and year to date, even with handset pricing pressures and waived connection fees driven by aggressive competition.

WIRELESS SUBSCRIBERS	Q2 2013	Q2 2012	CHANGE	% CHANGE		YTD 2013	YTD 2012	CHANGE	% CHANGE
Average revenue per unit
(ARPU) ($/month)	56.85	55.37	1.48	2.7%		56.39	54.60	1.79	3.3%
Gross activations	421,647	428,265	(6,618)	(1.5%	)	792,864	816,411	(23,547)	(2.9%	)
Postpaid	336,052	327,335	8,717	2.7%		631,188	620,907	10,281	1.7%
Prepaid	85,595	100,930	(15,335)	(15.2%	)	161,676	195,504	(33,828)	(17.3%	)
Net activations	43,566	47,208	(3,642)	(7.7%	)	34,609	25,881	8,728	33.7%
Postpaid	96,390	102,067	(5,677)	(5.6%	)	155,887	164,643	(8,756)	(5.3%	)
Prepaid	(52,824)	(54,859)	2,035	3.7%		(121,278)	(138,762)	17,484	12.6%
Churn % (average per month)	1.6%	1.7%		(0.1) pts		1.7%	1.8%		(0.1) pts
Postpaid	1.3%	1.3%		0.0 pts		1.3%	1.3%		0.0 pts
Prepaid	3.7%	3.7%		0.0 pts		3.8%	3.8%		0.0 pts
Subscribers	7,715,641	7,453,363	262,278	3.5%		7,715,641	7,453,363	262,278	3.5%
Postpaid	6,580,932	6,139,809	441,123	7.2%		6,580,932	6,139,809	441,123	7.2%
Prepaid	1,134,709	1,313,554	(178,845)	(13.6%	)	1,134,709	1,313,554	(178,845)	(13.6%	)
Cost of acquisition (COA)
($/subscriber)	402	381	21	5.5%		403	389	14	3.6%

Blended ARPU was up 2.7% and 3.3% in the second quarter and first half of 2013, respectively. The increase can be attributed to growth in data usage, reflecting a higher percentage of postpaid subscribers in our overall customer base, a greater proportion of postpaid customers using smartphones and an increased number of customers in our postpaid subscriber base from higher-ARPU regions of Canada. These increases were partly offset by the ongoing trend of declining voice ARPU.
     Data ARPU growth of 16.8% this quarter and 18.2% year to date reflected increased use of e-mail, wireless Internet, text messaging, mobile TV, streaming video/music services such as Youtube, as well as increased adoption of data plans driven by higher penetration of smartphones and other data devices such as tablets.

16   BCE INC.   Q2 2013   QUARTERLY REPORT

Management’s Discussion and Analysis

Voice ARPU declined 5.1% in Q2 2013 and 4.7% in the first half of this year, mainly as a result of greater use of included-minute rate plans for both local and long distance calling, competitive pricing pressures and lower overall voice usage as customers increasingly substitute voice services for data features and services.
     Postpaid gross activations increased 2.7% and 1.7% in the second quarter and first six months of 2013, respectively, compared to last year, reflecting successful promotions and effective advertising, as well as the introduction of a number of new devices including the Samsung Galaxy S4, Blackberry Q10 and HTC One smartphones. This was achieved despite aggressive competitive offers featuring heavily discounted smartphone pricing and promotional rate plan offers that included higher data usage thresholds, value-added services and waived activation fees. Smartphone adoption rates remained high in Q2 2013 at 72% of total postpaid gross activations, compared to 62% in Q2 2012, increasing the percentage of postpaid subscribers with smartphones to 70% at June 30, 2013 compared to 55% one year earlier. Smartphone subscribers generate higher ARPU and have lower churn rates than customers with messaging and voice-only mobile devices, but acquisition and retention costs are higher due to greater handset discounting on multi-year contracts and renewals.
     Prepaid gross activations decreased 15.2% this quarter and 17.3% year to date. This was due to aggressive acquisition offers targeted at lower-value customers from both the newer wireless entrants and national wireless competitors’ discount brands that we largely chose not to match, consistent with our focus on postpaid subscriber acquisition.
     As a result of lower year-over-year prepaid gross activations, total gross wireless activations decreased 1.5% in Q2 2013 and 2.9% in the first half of the year.
     Despite a high level of competitive intensity, our blended wireless churn rate improved 10 basis points in Q2 2013 and in the first half of 2013 to 1.6% and 1.7%, respectively. Although postpaid and prepaid churn were unchanged, year over year, the improvement in our blended churn rate can be attributed to a greater percentage of postpaid subscribers in our subscriber base as postpaid customers typically have a lower churn rate than prepaid customers.
     Postpaid net activations decreased 5.6% in Q2 2013, despite higher year-over-year gross additions, as a result of a higher number of customer deactivations reflecting the impact of a stable churn rate on a larger postpaid customer base this year compared to last year. Similarly, postpaid net activations in the first half of 2013 decreased 5.3% compared to the same period last year.
     Prepaid net customer losses improved 3.7% this quarter and 12.6% year to date even with fewer gross activations, year over year, due to fewer customer deactivations.
     At June 30, 2013, we provided service to 7,715,641 wireless subscribers, representing an increase of 3.5% since the end of Q2 2012. The proportion of Bell Wireless customers subscribing to postpaid service increased to 85% this quarter from 82% one year earlier.

Bell Wireless EBITDA

	Q2 2013	Q2 2012	$ CHANGE	% CHANGE	YTD 2013	YTD 2012	$ CHANGE	% CHANGE
Operating costs	(833)	(809)	24	3.0%	(1,657)	(1,611)	46	2.9%
EBITDA	609	559	50	8.9%	1,194	1,083	111	10.2%
Total EBITDA margin	42.2%	40.9%		1.3 pts	41.9%	40.2%		1.7 pts
Service EBITDA margin	45.9%	44.6%		1.3 pts	45.4%	43.9%		1.5 pts

Bell Wireless EBITDA increased 8.9% in the second quarter of 2013 and 10.2% in the first half of 2013, reflecting higher operating revenues, as described above, and disciplined operating cost management. As a result of strong EBITDA growth in 2013, Bell Wireless EBITDA margin, based on wireless service revenue, expanded to 45.9% this quarter and 45.4% year to date from 44.6% and 43.9% in the corresponding periods last year.
     Bell Wireless operating costs in Q2 2013 increased 3.0% year over year. The increase was due to higher wireless handset discounts driven by lower smartphone prices in response to competitors’ promotional offers, greater customer retention spending year over year, higher labour costs to support customer growth and retail store expansion, higher network operating costs associated with LTE deployment and HSPA network capacity expansion, higher payments to other carriers due to greater data roaming volume, as well as higher real estate costs associated with retail distribution and network expansion. These factors were offset partly by lower wireless content costs, decreased bad debt expense and lower marketing and sales-related costs. Year to date, wireless operating costs were up 2.9% compared to the first six months of 2012 for the same reasons.
     Wireless cost of acquisition per gross activation in the second quarter and first half of 2013 increased $21 and $14, respectively, over the same periods in 2012, reflecting higher per-unit handset discounts driven by a higher postpaid smartphone mix, year over year, and aggressive competitive handset pricing in the market particularly in the first half of the second quarter.

BCE INC.   Q2 2013   QUARTERLY REPORT   17

Management’s Discussion and Analysis

Bell Media Segment

Bell Media Revenue

	Q2 2013	Q2 2012	$ CHANGE	% CHANGE		YTD 2013	YTD 2012	$ CHANGE	% CHANGE
Total external revenue	520	494	26	5.3%		994	972	22	2.3%
Inter-segment revenue	39	40	(1)	(2.5%	)	78	74	4	5.4%
Total revenue	559	534	25	4.7%		1,072	1,046	26	2.5%

Bell Media revenues increased 4.7% in Q2 2013 and 2.5% in the first half of 2013, due to higher subscriber fee revenue driven by market-based rate increases charged to BDUs through renegotiated agreements for certain Bell Media specialty sports and non-sports services.
     Advertising revenues this quarter were up modestly compared to Q2 2012, mainly reflecting strong growth in sports specialty TV driven by the NHL’s extended regular season schedule this year to compensate for the delayed start to the season, and greater viewer interest in the NHL playoffs given the number of Canadian teams who advanced to post-season play. Additionally, although overall advertising demand in conventional TV for the entire industry continued to be impacted adversely by declining audience levels and reduced spending this quarter, we continued to outperform our TV broadcast competitors, resulting in higher year-over-year advertising sales for Bell Media conventional TV properties. Non-sports specialty TV advertising revenue was also up over Q2 2012, reflecting increases at The Comedy Network, Bravo and Discovery. This growth was offset by year-over-year declines in digital advertising revenues due to decreased site traffic and softer radio advertising sales due to increased competition in many key markets.
     Bell Media revenues in Q2 2013 also included a retroactive impact totalling approximately $10 million to recognize revenues on renegotiated VoD agreements with certain of the BDUs.

Bell Media EBITDA

	Q2 2013	Q2 2012	$ CHANGE	% CHANGE	YTD 2013	YTD 2012	$ CHANGE	% CHANGE
Operating costs	(403)	(383)	20	5.2%	(818)	(814)	4	0.5%
EBITDA	156	151	5	3.3%	254	232	22	9.5%
EBITDA margin	27.9%	28.3%		(0.4) pts	23.7%	22.2%		1.5 pts

Bell Media’s EBITDA increased 3.3% in the second quarter of 2013 and 9.5% in the first half of 2013, due to higher year-over-year operating revenues as described above, partly offset by higher operating costs.
     Bell Media’s operating costs increased 5.2% this quarter, mainly as a result of the higher cost of NHL rights and production costs attributable to the regular season hockey schedule being extended to the end of April and reductions in amounts payable to the CRTC totalling $15 million related to the LPIF and TV broadcast licence fees made in Q2 2012 that did not recur this year. Lower labour costs, decreased marketing and sales expenses due to higher advertising spending in Q2 2012 to promote our specialty TV programming, as well as lower amortization of the fair value of certain programming rights that resulted from the allocation of the purchase price for CTV, moderated the year-over-year increase in Bell Media’s operating costs in Q2 2013. Similarly, in the first half of 2013, Bell Media’s operating costs were 0.5% higher, year over year.

Bell Aliant Segment

Bell Aliant Revenue

	Q2 2013	Q2 2012	$ CHANGE	% CHANGE		YTD 2013	YTD 2012	$ CHANGE	% CHANGE
Local and access	282	293	(11)	(3.8%	)	560	586	(26)	(4.4%	)
Long distance	74	82	(8)	(9.8%	)	147	164	(17)	(10.4%	)
Data(1)	220	198	22	11.1%		433	393	40	10.2%
Wireless	23	23	–	0.0%		47	45	2	4.4%
Equipment and other(1)	30	35	(5)	(14.3%	)	64	66	(2)	(3.0%	)
Total external revenues	629	631	(2)	(0.3%	)	1,251	1,254	(3)	(0.2%	)
Inter-segment revenues	62	56	6	10.7%		124	115	9	7.8%
Total revenue	691	687	4	0.6%		1,375	1,369	6	0.4%

(1)	We have reclassified amounts for the prior period to make them consistent with the presentation for the current period.

18   BCE INC.   Q2 2013   QUARTERLY REPORT

Management’s Discussion and Analysis

Bell Aliant revenues were modestly higher, year over year, increasing 0.6% this quarter and 0.4% year to date. Growth in data revenue was offset largely by year-over-year declines in local and access and long distance revenues, as well as equipment and other revenues.
     Local and access revenues decreased 3.8% and 4.4% in the second quarter and first half of 2013, respectively. The year-over-year decline resulted from a 5.5% reduction in Bell Aliant’s NAS customer base, reflecting competitive losses driven by aggressive pricing by competitors and continued customer substitution to wireless and IP-based solutions. Revenue losses continue to be mitigated through programs targeted at retaining Bell Aliant’s highest value customers and implementing selective price increases that reflect the higher value provided through bundled packages. At June 30, 2013, Bell Aliant had 2,425,950 NAS lines, compared to 2,568,243 NAS lines at the end of the second quarter of 2012.
     Long distance revenues were down 9.8% this quarter and 10.4% year to date. The declines were as a result of lower NAS and lower overall conversation minutes due to substitution of traditional wireline service with email, wireless calling and voice over Internet protocol (VoIP) services, as well as customer migration from per-minute plans to flat rate plans.
     Data revenues increased 11.1% in the second quarter of 2013 and 10.2% in the first half of 2013, due to strong growth in Internet and IPTV revenues. Growth in Internet revenues was driven by higher residential high-speed Internet ARPU, reflecting increased customer demand for higher bandwidth bundles and price increases, and customer growth. At June 30, 2013, Bell Aliant had 933,352 high-speed Internet subscribers, which included 146,695 FibreOP customers, compared to 906,151 subscribers at the end of the second quarter of 2012, which included 75,480 FibreOP customers. Higher IPTV service revenue was driven by growth in Bell Aliant’s FibreOP TV customer base. Total IPTV net activations were 11,452 this quarter and 25,702 year to date compared to 10,202 and 18,076 in the same periods last year. At June 30, 2013, Bell Aliant had 148,722 IPTV customers, which included 125,783 FibreOP TV customers, compared to 95,136 IPTV customers at the end of the second quarter of 2012, which included 65,256 FibreOP TV customers.
     Wireless revenues in Q2 2013 remained unchanged over last year. Year to date, wireless revenues increased 4.4%, as a result of an increase in the number of wireless customers over the past year and higher ARPU that reflected growth in smartphone users choosing enhanced voice and data plans. At June 30, 2013, Bell Aliant had 144,788 wireless customers, representing a 3.2% increase since the end of the second quarter of 2012.
     Equipment and other revenues were 14.3% lower in Q2 2013 and 3.0% lower year to date, due mainly to a sale of telecommunications equipment in Q2 2012 to a business customer in Atlantic Canada that did not recur this year.

Bell Aliant EBITDA

	Q2 2013	Q2 2012	$ CHANGE	% CHANGE		YTD 2013	YTD 2012	$ CHANGE	% CHANGE
Operating costs	(369)	(361)	8	2.2%		(732)	(722)	10	1.4%
EBITDA	322	326	(4)	(1.2%	)	643	647	(4)	(0.6%	)
EBITDA margin	46.6%	47.5%		(0.9) pts		46.8%	47.3%		(0.5) pts

Bell Aliant EBITDA both in the second quarter and first half of 2013 was down slightly year over year, decreasing 1.2% and 0.6%, respectively, as higher operating costs were offset partly by a modest increase in operating revenues. EBITDA margin declined by 90 basis points this quarter and 50 basis points year to date to 46.6% and 46.8%, respectively, as continued declines in higher-margin voice revenues and higher operating costs were not offset fully by growth in lower-margin data service revenues.
     Bell Aliant’s operating costs increased 2.2% in Q2 2013, reflecting higher IPTV content and sales support costs to grow its FibreOP service, higher wireless handset discounts, as well as increased marketing and sales expenses attributable to growth in FibreOP customers. Lower labour costs and general and administrative expenses, as well as decreased operating taxes, largely offset the increase in operating costs this quarter. In the first half of 2013, Bell Aliant’s operating costs were up 1.4%, year over year, for the same reasons as this quarter.

BCE INC.   Q2 2013   QUARTERLY REPORT   19

Management’s Discussion and Analysis

Financial and Capital Management

This section tells you how we manage our cash and capital resources to carry out our strategy and deliver financial results. It provides an analysis of our financial condition, cash flows and liquidity on a consolidated basis.

NET DEBT

	JUNE 30,	DECEMBER 31,
	2013	2012	$ CHANGE	% CHANGE
Debt due within one year(1)	3,416	2,136	1,280	59.9%
Long-term debt	14,374	13,886	488	3.5%
Preferred shares(2)	1,698	1,698	–	0.0%
Cash and cash equivalents	(2,208)	(129)	(2,079)	n.m.
Net debt	17,280	17,591	(311)	(1.8%	)

(1)	Includes bank advances, notes payable and securitized trade receivables.
(2)	Assumes 50% debt classification of outstanding preferred shares of $3,395 million in 2013 and 2012, consistent with the treatment by certain credit rating agencies.
n.m.: not meaningful

The increase of $1,768 million in total debt was due to:

  the issuance of M-26 and M-27 MTNs at Bell Canada with a total principal amount of $2 billion the issuance of MTNs at Bell Aliant with a total principal amount of $400 million an increase in our finance lease obligations of $178 million partly offset by:

  $400 million early redemption of MTNs at Bell Aliant

  $150 million early redemption of Series EA Debentures at Bell Canada

  $250 million of repayments under finance leases.

The increase in cash and cash equivalents was due to:

  the issuance of M-26 and M-27 MTNs at Bell Canada with a total principal amount of $2 billion free cash flow of $1,150 million

  the issuance by Bell Aliant of $400 million of MTNs

  the issuance of preferred shares by Bell Aliant to non-controlling interest (NCI) of $230 million partly offset by:

  $892 million of dividends paid on common shares

  $400 million early redemption of MTNs at Bell Aliant

  $250 million of repayments under finance leases

  $150 million early redemption of Series EA Debentures at Bell Canada.

OUTSTANDING SHARE DATA

NUMBER OF
COMMON SHARES OUTSTANDING	SHARES
Outstanding, January 1, 2013	775,381,645
Shares issued under employee stock option plans	420,822
Shares issued under employee savings plans (ESP)	90,089
Outstanding, June 30, 2013	775,892,556

		WEIGHTED
		AVERAGE
	NUMBER OF	EXERCISE
STOCK OPTIONS OUTSTANDING	OPTIONS	PRICE ($	)
Outstanding, January 1, 2013	5,310,356	37
Granted	2,962,190	44
Exercised(1)	(420,822)	30
Forfeited	(13,205)	40
Outstanding, June 30, 2013(2)	7,838,519	40

(1)	The weighted average share price for options exercised during the six months ended June 30, 2013 was $45.
(2)	None of the options were vested at June 30, 2013.

20   BCE INC.   Q2 2013   QUARTERLY REPORT

Management’s Discussion and Analysis

CASH FLOWS

	Q2 2013	Q2 2012	$ CHANGE	YTD 2013	YTD 2012	$ CHANGE
Cash flows from operating activities	1,868	1,904	(36)	2,908	3,106	(198)
Bell Aliant dividends/distributions paid to BCE	47	47	–	95	95	–
Capital expenditures	(830)	(952)	122	(1,552)	(1,769)	217
Cash dividends paid on preferred shares	(32)	(34)	2	(58)	(67)	9
Cash dividends/distributions paid by subsidiaries to non-controlling interest	(74)	(91)	17	(147)	(170)	23
Acquisition costs paid	8	32	(24)	18	57	(39)
Bell Aliant free cash flow	(84)	(100)	16	(114)	(115)	1
Free cash flow	903	806	97	1,150	1,137	13
Bell Aliant free cash flow, excluding dividends/distributions paid	37	53	(16)	19	20	(1)
Acquisition costs paid	(8)	(32)	24	(18)	(57)	39
Other investing activities	17	4	13	14	10	4
Net issuance of debt instruments	574	(9)	583	1,630	183	1,447
Reduction in securitized trade receivables	–	(13)	13	(14)	(25)	11
Issue of common shares	–	8	(8)	13	26	(13)
Issue of preferred shares	–	–	–	–	280	(280)
Issue of equity securities by subsidiaries to non-controlling interest	–	1	(1)	230	2	228
Repurchase of common shares	–	–	–	–	(107)	107
Cash dividends paid on common shares	(452)	(420)	(32)	(892)	(823)	(69)
Other financing activities	(18)	(6)	(12)	(53)	(30)	(23)
Net increase in cash and cash equivalents	1,053	392	661	2,079	616	1,463

Cash Flows from Operating Activities

The decrease in cash flows from operating activities of $36 million in the second quarter of 2013 reflects a decrease in working capital due to timing of supplier payments, partly offset by the receipt of a $36 million pension surplus, $29 million higher EBITDA, exclusive of post-employment benefit plans service cost, and lower acquisition costs paid in 2013.
     The decrease in cash flows from operating activities of $198 million for the first half of 2013 reflects a decrease in working capital due to timing of cash collections and supplier payments, higher income taxes paid of $34 million and higher interest paid of $25 million. These were partly offset by a decrease of $53 million in severance and other costs paid due to fewer workforce reduction initiatives in 2013, lower acquisition costs paid in 2013, an increase of $73 million in EBITDA, exclusive of post-employment benefit plans service cost, and the receipt of a $36 million pension surplus.

Capital Expenditures

	Q2 2013	Q2 2012	$ CHANGE	% CHANGE		YTD 2013	YTD 2012	$ CHANGE	% CHANGE
Bell	673	776	(103)	(13.3%	)	1,267	1,456	(189)	(13.0%	)
Capital intensity ratio	15.2%	17.9%		(2.7) pts		14.4%	16.8%		(2.4) pts
Bell Aliant	157	176	(19)	(10.8%	)	285	313	(28)	(8.9%	)
Capital intensity ratio	22.7%	25.6%		(2.9) pts		20.7%	22.9%		(2.2) pts
BCE	830	952	(122)	(12.8%	)	1,552	1,769	(217)	(12.3%	)
Capital intensity ratio	16.6%	19.3%		(2.7) pts		15.6%	18.0%		(2.4) pts

Capital expenditures for BCE were down $122 million, or 12.8%, in the second quarter and $217 million, or 12.3% in the first half of 2013, reflecting lower spending at both Bell and Bell Aliant. As a percentage of revenue, capital expenditures for BCE were 16.6% for the second quarter of 2013 compared to 19.3% for the same period last year and 15.6% in the first half of 2013 compared to 18.0% in the same period last year.
     At Bell, capital expenditures decreased $103 million, or 13.3%, in the second quarter of 2013, corresponding to a capital intensity ratio of 15.2% of revenue compared to 17.9% in the same period last year. Similarly, capital expenditures decreased $189 million, or 13.0%, in the first half of 2013, corresponding to a capital intensity ratio of 14.4% of revenue compared to 16.8% in the same period last year. The reductions in capital expenditures were due mainly to higher spending in 2012 for the construction and expansion of Bell’s 4G LTE network in urban markets and for retail store expansion in western Canada, as well as to the timing of expected capital investment in 2013 compared to the previous year. These decreases were offset partly by higher spending to support the expansion and installation of IPTV service and to enhance online self-service tools for residential and business customers.

BCE INC.   Q2 2013   QUARTERLY REPORT   21

Management’s Discussion and Analysis

     Capital spending for Bell Aliant decreased $19 million, or 10.8%, in the second quarter of 2013. Similarly, capital spending for Bell Aliant decreased $28 million, or 8.9%, in the first half of 2013. These decreases were due to fewer incremental homes passed with its fibre-to-the-home (FTTH) network, a reduction in central Canada FibreOP start-up costs and lower capital expenditures for legacy services.

Free Cash Flow

Free cash flow increased $97 million in the second quarter and $13 million on a year-to-date basis due to a decrease in capital expenditures, partly offset by lower cash flows from operating activities.

Debt Instruments

2013

In the second quarter of 2013, we issued $574 million of debt, net of repayments. This included the issuance of Series M-27 MTN Debentures at Bell Canada with a principal amount of $1 billion and issuance of MTNs at Bell Aliant with a principal amount of $400 million, offset partly by the early redemptions at Bell Aliant with a total principal amount of $400 million, repayments under notes payable and bank advances of $321 million and payments under finance leases of $112 million.
     In the first half of 2013, we issued $1,630 million of debt, net of repayments. This included the issuance of Series M-26 and Series M-27 MTN Debentures at Bell Canada with a total principal amount of $2 billion and issuance of MTNs at Bell Aliant with a principal amount of $400 million, offset partly by the early redemptions of Series EA Debentures at Bell Canada with a total principal amount of $150 million and at Bell Aliant with a total principal amount of $400 million and payments under finance leases of $250 million.

2012

In the second quarter of 2012, we repaid $9 million of debt, net of issuances. This included the repayment of Series M-13 MTN Debentures at Bell Canada with a total principal amount of $500 million, repayments under notes payable and bank advances of $387 million and payments under finance leases of $93 million, partly offset by the issuance of Series M-25 MTN Debentures at Bell Canada with a total principal amount of $1 billion.
     In the first half of 2012, we issued $183 million of debt, net of repayments. This included the issuance of Series M-25 MTN Debentures at Bell Canada with a total principal amount of $1 billion. This was offset partly by the repayment of Series M-13 MTN Debentures at Bell Canada with a total principal amount of $500 million and repayments under notes payable and bank advances of $121 million.

Issue of Preferred Shares

In the first quarter of 2012, BCE issued 11,200,000 Series AK Preferred Shares for gross proceeds of $280 million.

Issue of Equity Securities by Subsidiaries to NCI

In the first quarter of 2013, Bell Aliant Preferred Equity Inc., an indirect subsidiary of Bell Aliant, issued preferred shares for gross proceeds of $230 million.

Repurchase of Common Shares

In December 2011, BCE announced its plan to repurchase up to $250 million of its outstanding common shares through a normal course issuer bid. BCE repurchased and cancelled 2,604,439 of its common shares for a total cash outlay of $107 million under the program in the first quarter of 2012, when the program was completed.

Cash Dividends Paid on Common Shares

In the second quarter of 2013, cash dividends paid on common shares increased as we paid a dividend of $0.5825 per common share, compared to a dividend paid of $0.5425 per common share in the second quarter of 2012.
     In the first half of 2013, cash dividends paid on common shares increased as we paid a dividend of $1.15 per common share as compared to a dividend paid of $1.06 per common share in the first half of 2012.

22   BCE INC.   Q2 2013   QUARTERLY REPORT

Management’s Discussion and Analysis

POST-EMPLOYMENT BENEFIT PLANS

For the three months and six months ended June 30, 2013, we recorded a decrease in our post-employment benefit obligations and an actuarial gain, before taxes and NCI, in other comprehensive income of $722 million and $790 million, respectively. This was due to an increase in the discount rate partly offset by a lower-than-expected return on plan assets.
     For the three months and six months ended June 30, 2012, we recorded an increase in our post-employment benefit obligation and an actuarial loss, before taxes and NCI, in other comprehensive loss of $621 million and $831 million, respectively. The change in Q2 2012 was due to a decrease in the discount rate and a lower than expected return on plan assets. For the six months ended June 30, 2012, a lower discount rate was offset partly by a higher than expected return on plan assets.

CREDIT RATINGS

Our key credit ratings remained unchanged from those described in the BCE 2012 Annual MD&A.

LIQUIDITY

The $3.27 billion acquisition of Astral was funded with the issuance by Bell Canada of $1 billion of MTN Debentures in June 2013 and a $1 billion drawdown under an unsecured committed credit facility in July 2013. The balance of the purchase price was paid with a combination of cash on hand and the issuance of commercial paper.
     All other cash requirements remain substantially unchanged from those described in the BCE 2012 Annual MD&A.

LITIGATION

Recent Developments in Legal Proceedings

The following is an update to the legal proceedings described in the BCE 2012 AIF under the section Legal Proceedings (at pages 34 to 36 of the BCE 2012 AIF), filed with the Canadian securities regulatory authorities (available on BCE’s website at www.bce.ca and on SEDAR at www.sedar.com) and with the United States Securities and Exchange Commission under Form 40-F (available on EDGAR at www.sec.gov), as subsequently updated in the BCE 2013 First Quarter MD&A, also filed with the Canadian securities regulatory authorities (available on BCE’s website at www.bce.ca and on SEDAR at www.sedar.com) and with the United States Securities and Exchange Commission under Form 6-K (available on EDGAR at www.sec.gov).

Purported Class Action Concerning Cellular Usage and Brain Tumours

In July 2013, BCE Inc., Bell Canada, Bell Mobility Inc. and Bell Aliant Inc. were served with a statement of claim previously filed pursuant to the Class Proceedings Act (British Columbia) in the Supreme Court of British Columbia. The action was brought against more than 25 defendants including wireless carriers and device manufacturers and seeks certification of a national class encompassing all persons in Canada, including their estates and spouses, who have used cellular phones next to their heads for a total of at least 1,600 hours. The purported class action also seeks certification of a subclass of such persons who have been diagnosed with a brain tumour (as well as their estates and spouses). The statement of claim alleges that the defendants that are wireless carriers are liable to the purported class on the basis of, among other things, negligence in the design and testing of cellular phones, failure to warn about the health risks associated with cellular phones, negligent misrepresentation, deceit, breach of warranty, breach of competition, consumer protection and trade practices legislation. The plaintiffs seek unspecified damages, including reimbursement of defendants’ revenue earned from selling cellular phones to class members, and punitive damages. The lawsuit has not yet been certified as a class action and no hearing date has been set for the certification motion.

Updates to Our Regulatory Environment

The following are updates to the regulatory initiatives and proceedings described in the BCE 2012 Annual MD&A under the section Our Regulatory Environment (at pages 61 to 63 of the BCE 2012 Annual Report), filed with the Canadian securities regulatory authorities (available on BCE’s website at www.bce.ca and on SEDAR at www.sedar.com) and with the United States Securities and Exchange Commission under Form 40-F (available on EDGAR at www.sec.gov), as subsequently updated in the BCE 2013 First Quarter MD&A, also filed with the Canadian securities regulatory authorities (available on BCE’s website at www.bce.ca and on SEDAR at www.sedar.com) and with the United States Securities and Exchange Commission under Form 6-K (available on EDGAR at www.sec.gov).

BCE INC.   Q2 2013   QUARTERLY REPORT   23

Management’s Discussion and Analysis

TELECOMMUNICATIONS ACT

Adoption of a National Wireless Services Consumer Code

On June 3, 2013, the CRTC issued Telecom Regulatory Policy CRTC 2013-271 which established the Wireless Code, a mandatory code of conduct for providers of retail mobile wireless voice and data services. The Wireless Code applies to all wireless services provided to individual and small business consumers (eg. businesses that on average spend less than $2,500 per month on telecom services) in all provinces and territories. Where the Wireless Code is in direct conflict with a valid provincial law, the Wireless Code takes precedence.
     The Wireless Code establishes regulations related to unlocking mobile phones, calculating early cancellation fees, and setting default caps for data roaming charges and data overage charges, among other measures. The Wireless Code also stipulates that wireless service providers may not charge an early cancellation fee after a customer has been under contract for 24 months, which reduces the incentive for wireless service providers to offer contracts with longer terms. This could have an adverse impact on customer churn and on our financial performance.
     Where an obligation in the Wireless Code relates to a specific contractual relationship between a wireless service provider and a customer, the Wireless Code applies if the contract is entered into, amended, renewed, or extended on or after December 2, 2013. The Wireless Code will apply to and modify all contracts, no matter when they were entered into, on June 3, 2015. As a result, all three-year contracts entered into on or after June 4, 2012, and before December 1, 2013, will retroactively become subject to the Wireless Code on June 3, 2015, despite having been entered into before the Wireless Code came into effect. On July 3, 2013, Bell Mobility Inc. (Bell Mobility), together with Rogers Communications Inc., TELUS Corporation, Saskatchewan Telecommunications Holding Corporation and Manitoba Telecom Services Inc., filed an application with the Federal Court of Appeal seeking leave to appeal this retroactive application of the Wireless Code. In effect, Bell Mobility and the other wireless carriers are arguing that the CRTC has no authority under the Telecommunications Act to retroactively terminate legally binding and valid wireless consumer contracts that are entered into before the Wireless Code comes into force in December 2013, but which have expiry dates that extend beyond the June 3, 2015 compliance date. If the Federal Court of Appeal decides to grant leave to appeal (a decision on the leave application is expected in the third or fourth quarter of 2013) and if the appeal is successful, consumer contracts entered into before December 1, 2013 (estimated to account for about 20% of all post-paid consumer contracts) would be exempt from the Wireless Code’s application.

Wholesale Services Framework Review

On February 28, 2013, the CRTC indicated that it would hold its upcoming framework review of wholesale telecommunications services in 2013, rather than during its 2014-15 fiscal year as it had originally planned. In its 2013-16 Three-Year Plan released on May 2, 2013, the CRTC specified that this review would only encompass existing wholesale services, and that a subsequent review, in the CRTC’s 2014-15 fiscal year, would examine whether additional wholesale high-speed access services should be mandated, including over fibre-to-the-premises facilities. On July 15, 2013, the CRTC issued a letter advising that it would now combine its review of existing wholesale services with that of potential new wholesale high-speed access services into a single proceeding, which it intends to initiate in the fourth quarter of 2013. Modifications to the regulatory regime applicable to Bell Canada’s wholesale telecommunications services could have significant impacts on its wholesale telecommunications business and potentially, by extension, in certain retail markets.

Measures Imposed by the CRTC in Approving the Astral Acquisition

In approving the Astral transaction, the CRTC imposed new conditions of licence to enable it to exercise greater regulatory oversight over the affiliation agreements that BCE’s media and distribution businesses enter into, both with each other and third party programmers and distributors. There is also a new measure which would automatically direct affiliation negotiations to the CRTC’s dispute resolution processes in the case where an existing affiliation is nearing expiry and has not yet been renewed. These new conditions of licence are expected to take effect on or about September 1, 2013. We do not expect that any of the above-mentioned commitments will have a material impact on our business.

24   BCE INC.   Q2 2013   QUARTERLY REPORT

Management’s Discussion and Analysis

RADIOCOMMUNICATION ACT

700 MHz Spectrum Auction

In November 2010, Industry Canada initiated a consultation to establish a policy and technical framework for the 700 MHz auction. In March 2012, Industry Canada released its decision resulting from this consultation. Rather than a spectrum set-aside, as it employed in the 2008 advanced wireless services (AWS) auction, Industry Canada chose to implement spectrum caps such that Bell, and the other large Canadian wireless incumbents, will individually be limited to obtaining one paired spectrum block from the four most desirable 700 MHz blocks available (i.e. B, C, C1 and C2). Bidders not classified as large wireless providers (such as small domestic wireless providers or foreign wireless providers of any size) will not be limited to obtaining only one paired spectrum block, but rather will be able to obtain two paired spectrum blocks from the four most desirable 700 MHz blocks available. Industry Canada, in its decision, had scheduled the 700 MHz auction to begin on November 19, 2013. In March 2013, Industry Canada released the licensing framework for the 700 MHz auction. The licensing framework finalizes the general rollout requirements and the additional rural deployment requirements which will apply in any area where a carrier holds two or more paired blocks of spectrum. The decision also finalizes the specific auction rules, conditions of licence and the treatment of associated entities. In a subsequent announcement made on June 4, 2013, the Minister of Industry indicated that the date on which the auction is scheduled to begin is being moved to January 14, 2014. The announcement stated that the reason for the delay related to a forthcoming policy regarding spectrum licence transfers, subsequently released on June 28, 2013 and described below under Spectrum Licence Transfers, and was intended to enable parties to factor the new policy into their auction planning. If we fail to acquire sufficient spectrum in the 700 MHz auction, this could adversely affect our network deployment and our competitive position.

Spectrum Licence Transfers

On March 7, 2013, Industry Canada initiated a consultation process seeking comments on proposed revisions to its policy regarding spectrum licence transfers. Industry Canada’s current policy permits the transfer of spectrum licences, in whole or in part, subject to Industry Canada’s approval. On June 28, 2013, Industry Canada released its decision (the “Decision”) which significantly increases the criteria, many of which are of a highly subjective nature, that the Department may consider when determining whether to approve or deny such transfers. In addition to subjecting all licence transfers and licence subordination arrangements to new rules, the Decision also requires that “prospective” and “option” arrangements, i.e. those designed to transfer spectrum at a future date, would also have to be submitted for review within 15 days of entering into a business arrangement. Such arrangements would have to be withdrawn within 90 days if Industry Canada denies the proposed transfer. The Decision indicates that Industry Canada intends to complete licence transfer reviews within a 12-week period, assuming that it has access to all relevant information. Industry Canada had previously noted that the new licence transfer framework is one of several initiatives which the Government is undertaking to promote at least four wireless competitors in each region of the country. In a related initiative, on June 4, 2013, the Minister of Industry announced the Government was blocking a proposal by TELUS Corporation to acquire all of the issued and outstanding shares of newer wireless carrier Mobilicity. The Minister stated the Government will not waive the condition of licence applicable to 2008 “set-aside” spectrum reserved solely for new entrants in the 2008 AWS spectrum auction restricting the transfer of such spectrum to incumbent carriers until the five year moratorium period has run its course later in 2013 and into 2014. In effect, this statement means the Government intends to prohibit incumbent wireless carriers, like Rogers Communication Inc., TELUS Corporation and Bell, from acquiring “set-aside” spectrum from new entrants, such as Mobilicity, Shaw Communications Inc. and WIND Mobile, at least until 2014, if not longer. All in all, the Decision is viewed as being primarily aimed at limiting the ability of incumbent carriers to acquire spectrum through such processes. On July 29, 2013, TELUS Communications Company filed an application in the Federal Court for judicial review of the Decision, seeking an order declaring that Industry Canada is prohibited from implementing the Decision and did not have jurisdiction to adopt it, and nullifying the Decision. Bell is one of the respondents to the application and intends to support it.
     The aforementioned framework for the 700 MHz spectrum auction released by Industry Canada, combined with the new spectrum licence transfer framework and the changes to Canada’s telecommunications foreign ownership rules permitting foreign ownership of telecommunications common carriers that have less than a 10% Canadian market share, create an unlevel playing field in favour of large foreign carriers and thus could make it more difficult for Bell and the other incumbent carriers to acquire spectrum while making it easier and less expensive for foreign carriers to enter the Canadian wireless market. This could result in the arrival of new competitors with global scale, which would increase competitive pressure.

BCE INC.   Q2 2013   QUARTERLY REPORT   25

Management’s Discussion and Analysis

Assumptions and Risks that Could Affect Our Business and Results

ASSUMPTIONS MADE IN THE PREPARATION OF FORWARD-LOOKING STATEMENTS

As at the date of this MD&A, our forward-looking statements set out in the BCE 2012 Annual MD&A, as subsequently updated in the BCE 2013 First Quarter MD&A and in this MD&A, are based on certain assumptions including, without limitation, the following:

Assumptions About the Canadian Economy

  growth in the Canadian economy of 1.8% in 2013 based on the Bank of Canada’s most recent estimate, a thirty basis point increase compared with an earlier estimate of 1.5%.

Canadian Market Assumptions

  a slow pace of employment growth and new business formation affecting overall business customer demand;

  a sustained level of wireline and wireless competition in both consumer and business markets;

  higher wireline replacement, due primarily to increasing wireless and Internet-based technological substitution;

  increasing wireless industry penetration driven, in particular, by the accelerated adoption of smartphones, tablets and data applications, the expansion of LTE service in most urban and suburban markets, the proliferation of 4G devices, as well as population growth; and

  a soft advertising market for Bell Media.

Operational Assumptions Concerning Bell Wireline (Excluding Bell Aliant)

  stabilizing residential NAS line erosion rate as we leverage our broadband investment in FibeTV to drive three-product household penetration, increase our multiple-dwelling units (MDUs) market share, and generate higher pull-through attach rates for our residential Internet and Home Phone services;

  in particular, targeted retention and service bundle offers, customer win backs and better service execution to contribute to the improvement in residential NAS line losses year over year, subject to the risk of more aggressive service bundle offers from our cable TV competitors and increasingly affordable Canada-wide unlimited wireless plans, which could lead to higher residential NAS line losses;

  increased subscriber acquisition at Bell TV to be driven by increased customer adoption of Fibe TV, as we further extend our IPTV broadband fibre footprint in areas of Ontario and Québec, and our ability to seek greater penetration within the MDUs market, capitalize on our extensive retail distribution network, which includes The Source, and leverage our market leadership position in HD programming;

  improved subscriber acquisition at Bell Internet through increased fibre coverage and speeds as we leverage our significant network capital investment and the implementation of new technologies to drive greater Fibe TV expansion and Internet attach rates;

  gradual improvement in the performance of our Business Markets unit based on increased business customer spending, new business formation and higher demand for connectivity and information and communications technology (ICT) services driven by a strengthening economy and an improvement in employment rates, subject to the risk of business customers adopting more conservative strategies which could result in lower capital spending requirements and deferral of ICT projects;

  continued customer migration to IP-based systems, increased competitive intensity in mass and mid-sized business segments as cable operators and other telecom competitors continue to intensify their focus on the business segment and ongoing competitive reprice pressures in our business and wholesale markets; and

  cost savings to be achieved from management workforce attrition and retirements, call center efficiencies, field service productivity improvements, further reduction in supplier contract rates, lower print and mail costs, effective content cost management and reducing traffic that is not on our own network.

Operational Assumptions Concerning Bell Wireless (Excluding Bell Aliant)

  Bell Wireless to benefit from the flow-through of investments made in 2012 in customer acquisition and retention, along with continued strength in smartphone activations and data usage;

  continued aggressive competition in 2013 as competitors attempt to maintain or gain wireless market share;

  wireless revenue growth to be underpinned by continued growth in our subscriber base and ARPU, driven by a higher mix of smartphone and higher-value postpaid customers, increased distribution in western Canada, new services, and continued disciplined price management;

  Bell Wireless to benefit from ongoing technological improvements by manufacturers in our handset and device line-up and from faster data speeds that are allowing our clients to optimize the use of our services; and

  the proliferation of more expensive and sophisticated wireless devices, as well as heightened competitive activity, to exert pressure on EBITDA, due mainly to increased handset discount resulting in higher subscriber acquisition and customer retention costs.

26   BCE INC.   Q2 2013   QUARTERLY REPORT

Management’s Discussion and Analysis

Operational Assumptions Concerning Bell Media

  the non-recurrence, in 2013, of significant events that occurred in 2012, including the London Summer Olympic Games, the NHL lockout and retroactive rate increases for specialty programming services;

  the intended launch, in 2013, of our TV Everywhere product, a strategic initiative aimed at enabling us to deliver the best live sports, news and other premium content exclusively to broadcasting distribution undertakings’ (BDUs) subscribers;

  growth in subscriber revenues to be driven by contracted market-based rate increases for our specialty sports services;

  in conventional TV, building and maintaining strategic supply arrangements for content on four screens, continuing to successfully acquire high-rated programming and differentiated content to execute on Bell’s multi-screen content strategy, producing and commissioning high-quality Canadian content, and producing market-leading news through investments in HD broadcasting and improvements to our news programming;

  increased costs to secure content in our sports broadcast operations as we face greater competition from both new entrants and established competitors, and as market rates for specialty content generally increase;

  in our non-sports English and French pay and specialty TV services, investment in quality programming and production, marketing and ongoing development of key brand partnership initiatives with respect to our existing services;

  pursuant to the Astral acquisition, achievement of cost reductions by maximizing assets, achieving productivity gains and pursuing operational efficiencies; and

  the continued leverage of our strength in local radio and television markets to provide listeners and viewers with quality content, incorporating opportunities for multi-platform selling.

Please see the section entitled Business Outlook and Assumptions in the BCE 2012 Annual MD&A at pages 31 to 33 of the BCE 2012 Annual Report, as updated in the BCE 2013 First Quarter MD&A, for a more complete description of certain of the above and other assumptions for 2013 that we made in preparing forward-looking statements, which section is, except to the extent modified in this MD&A, incorporated herein by reference. If our assumptions turn out to be inaccurate, our actual results could be materially different than what we expect.

RISKS THAT COULD AFFECT OUR BUSINESS AND RESULTS

A risk is the possibility that an event might happen in the future that could have a negative effect on our business, financial position or results of operation. Part of managing our business is to understand what these potential risks could be and to mitigate them where we can.
     The actual effect of any event could be materially different from what we currently anticipate. In addition, our description of risks does not include all possible risks.
     In the BCE 2012 Annual MD&A we provided a detailed review of risks that could affect our business, financial position and results of operation and that could cause actual results or events to differ materially from our expectations expressed in or implied by our forward-looking statements. This detailed description of risks is updated in this MD&A. The risks described in the BCE 2012 Annual MD&A included, without limitation, risks associated with:

  the intensity of competitive activity, and the resulting impact on our ability to retain existing customers and attract new ones, as well as on our pricing strategies, ARPU and financial results;

  the level of technological substitution contributing to reduced utilization of traditional wireline voice services and the increasing number of households that use only wireless telephone services;

  the increased adoption by customers of alternative TV services;

  variability in subscriber acquisition and retention costs based on subscriber acquisitions, retention volumes, smartphone sales and handset discount levels;

  regulatory initiatives or proceedings, litigation, changes in laws or regulations and tax matters;

  our failure to maintain network operating performance including as a result of the significant increase in broadband demand and in the volume of wireless data driven traffic;

  events affecting the functionality of, and our ability to protect, maintain and replace, our networks, equipment, facilities and other assets;

  our ability to maintain customer service and keep our networks operational in the event of the occurrence of environmental disasters or epidemics, pandemics and other health risks;

  our ability to anticipate and respond to technological change, upgrade our networks and rapidly offer new products and services;

  our failure to implement, on a timely basis, or maintain effective IT systems and the complexity and costs of our IT environment;

  general economic and financial market conditions, the level of consumer confidence and spending, and the demand for, and prices of, our products and services;

  our ability to implement our strategies and plans in order to produce the expected benefits, including our ability to continue to implement our cost reduction initiatives and contain capital intensity while seeking to improve customer service;

  increased contributions to post-employment benefit plans;

  ineffective management of changes resulting from restructurings and other corporate initiatives and from the integration of business units and business acquisitions;

BCE INC.   Q2 2013   QUARTERLY REPORT   27

Management’s Discussion and Analysis

  the complexity of our product offerings and pricing plans;

  labour disruptions;

  employee retention and performance;

  events affecting the ability of third-party suppliers to provide to us, and our ability to purchase, essential products and services;

  the quality of our network and customer equipment and the extent to which they may be subject to manufacturing defects;

  capital and other expenditure levels, financing and debt requirements and our ability to raise the capital we need to implement our business plan, including for BCE’s dividend payments and to fund capital and other expenditures and generally meet our financial obligations;

  our ability to discontinue certain traditional services as necessary to improve capital and operating efficiencies;

  launch and in-orbit risks of satellites used by Bell ExpressVu Limited Partnership;

  the theft of our direct-to-home (DTH) satellite TV services;

  Bell Media’s significant dependence on continued demand for advertising, and the potential adverse effect thereon from economic conditions, cyclical and seasonal variations and competitive pressures;

  the adverse effect of new technology and increasing fragmentation in Bell Media’s TV and radio markets;

  health concerns about radio frequency emissions from wireless devices;

  BCE’s dependence on the ability of its subsidiaries, joint ventures and other companies in which it has an interest to pay dividends and make other distributions;

  there can be no certainty that dividends will be declared by BCE’s board of directors or that BCE’s dividend policy will be maintained;

  stock market volatility; and

  our failure to evolve practices and effectively monitor and control fraudulent activities.

Please see the section entitled Risks that Could Affect Our Business and Results in the BCE 2012 Annual MD&A at pages 64 to 72 of the BCE 2012 Annual Report, as updated in this MD&A, and the sections entitled Our Competitive Environment and Our Regulatory Environment in the BCE 2012 Annual MD&A, at pages 56 to 63 of the BCE 2012 Annual Report, as updated in the BCE 2013 First Quarter MD&A and this MD&A, for a more complete description of the above-mentioned and other risks, which sections are incorporated herein by reference.

UPDATE TO THE DESCRIPTION OF RISKS

The following are updates to the description of risks contained in the section entitled Risks that Could Affect Our Business and Results of the BCE 2012 Annual MD&A.

The failure to successfully integrate Astral into Bell Media could have an adverse effect on Bell Media’s business and financial performance. Furthermore, the divestitures required by the Competition Bureau and the CRTC following the acquisition of Astral are subject to regulatory approval, closing conditions and other risks and uncertainties.

BCE has acquired Astral to strengthen its competitive position in the communications industry, particularly in French-language broadcasting in Québec, and to create the opportunity to realize certain benefits. Achieving the anticipated benefits depends in part on successfully integrating operations, procedures and personnel in a timely and efficient manner, as well as on BCE’s ability to realize the anticipated growth opportunities and synergies from combining the acquired businesses and operations with those of BCE. The integration requires the dedication of substantial management effort, time and resources which may divert management’s focus from other strategic opportunities and operational matters during this process. The integration process may lead to greater than expected operational challenges and costs, expenses, liabilities, customer loss and business disruption for BCE and, consequently, the failure to realize, in whole or in part, the anticipated benefits.
     The completion of the divestitures required by the Competition Bureau and the CRTC, including the proposed sale to Corus Entertainment Inc. (Corus) of Astral’s share of certain TV joint ventures, the proposed sale to each of Corus and Jim Pattison Broadcast Group Limited Partnership of certain radio assets, and the proposed auction process for the sale of certain TV assets and radio stations, are subject to closing conditions, termination rights and other risks and uncertainties including without limitation, approval by the CRTC and the Competition Bureau. In the case of the proposed auction process for the sale of certain TV assets and radio stations, the completion of such divestitures is further subject to entering into purchase agreements satisfactory to BCE. In the event that the TV assets are not sold by Bell Media within a specified time period, the Competition Bureau may appoint a divestiture trustee to expedite the divestiture process. The appointment of the divestiture trustee by the Competition Bureau could negatively impact the value obtained by Bell Media for such TV assets. In the case of the proposed sale transaction to Corus and Pattison, there is also no assurance that it will occur on the terms and conditions currently contemplated, and such proposed sale could be modified, restructured or terminated. The assets to be divested are, as at the completion of the acquisition of Astral, held in trust until completion of their respective divestiture processes.

28   BCE INC.   Q2 2013   QUARTERLY REPORT

Management’s Discussion and Analysis

We may be required to increase contributions to our employee benefit plans in the future depending on various factors.

At the date of the BCE 2012 Annual MD&A, our expected funding requirements of our post-employment benefit plans for 2013 were in accordance with our post-employment benefit plans valuations as of December 31, 2011, filed in June 2012, adjusted to reflect 2012 returns and market conditions at the end of 2012 and taking into account our voluntary contributions made in 2009, 2010, 2011 and 2012. In June 2013, we have filed revised post-employment benefit plans valuations as of December 31, 2012. Accordingly, our expected funding for 2013 is in accordance with such latest valuations.

Our Accounting Policies

BCE’s consolidated interim financial statements for the second quarter of 2013 were prepared in accordance with IFRS, as issued by the IASB, under IAS 34 – Interim Financial Reporting and were approved by BCE’s board of directors on August 7, 2013. BCE’s consolidated interim financial statements were prepared using the same basis of presentation, accounting policies and methods of computation as outlined in Note 2, Significant Accounting Policies in our consolidated financial statements for the year ended December 31, 2012, except as noted below. The consolidated interim financial statements do not include all of the notes required in annual financial statements.

ADOPTION OF NEW OR AMENDED ACCOUNTING STANDARDS

As required, effective January 1, 2013, we adopted the following new or amended accounting standards on a retrospective basis.

IAS 19

In June 2011, the IASB amended IAS 19 – Employee Benefits. Annual finance expense for a funded benefit plan includes net interest expense or income, calculated by applying the discount rate to the net defined benefit (DB) pension asset or liability, replacing the finance charge and expected return on plan assets, thereby reducing the current expected return on plan assets to a return that is equal to the discount rate. Entities are required to segregate changes in the DB obligation and in the fair value of plan assets into three components: service costs, net interest on the net DB pension liabilities (assets) and remeasurements of the net DB pension liabilities (assets). The amendments also eliminate the corridor approach for recognizing actuarial gains and losses and enhance disclosure about the risks arising from DB plans.
     These amendments did not impact our consolidated statements of financial position or our consolidated statements of cash flows. The impact of the decrease in the expected return on plan assets, as a result of the amended standard, on our consolidated income statements and consolidated statements of comprehensive income is as follows.

FOR THE PERIOD ENDED JUNE 30, 2012	THREE MONTHS	SIX MONTHS
Interest on post-employment benefit obligations increase	(62)	(122)
Income taxes decrease	19	34
Net earnings decrease	(43)	(88)
Actuarial losses on post-employment benefit plans decrease/Other comprehensive loss decrease	43	88
Net earnings per common share decrease (Basic and Diluted)	(0.06)	(0.11)

IFRS 11

In May 2011, the IASB issued IFRS 11 – Joint Arrangements, which requires joint arrangements to be classified either as joint operations or joint ventures depending on the contractual rights and obligations of each investor that jointly controls the arrangement. For joint operations, a company recognizes its share of assets, liabilities, revenues and expenses of the joint operation. An investment in a joint venture is accounted for using the equity method.
     As a result of adopting IFRS 11, we account for our 50% interest in Inukshuk Limited Partnership (Inukshuk) as a joint operation. Inukshuk was previously classified as a joint venture and accounted for using the equity method. IFRS 11 did not have a material impact on our consolidated income statements or our consolidated statements of cash flows. The impacts on our consolidated statements of financial position are as follows.

	DECEMBER 31,	JANUARY 1,
	2012	2012
Increase/(Decrease) in:
Cash	2	2
Trade and other receivables	–	27
Property, plant and equipment	–	17
Intangible assets	96	208
Investments in associates and joint ventures	(97)	(213)
Trade payables and other liabilities	1	15
Debt due within one year	–	26

BCE INC.   Q2 2013   QUARTERLY REPORT   29

Management’s Discussion and Analysis

The following new or amended standards did not have a significant impact on our consolidated interim financial statements.

IFRS 7

In December 2011, the IASB amended IFRS 7 – Financial Instruments: Disclosures, to require disclosures to better assess the effect or potential effect of offsetting arrangements in the statements of financial position.
     This amendment did not impact our disclosures as we do not have any material offsetting arrangements.

IFRS 10

In May 2011, the IASB issued IFRS 10 – Consolidated Financial Statements, which establishes principles for the presentation and preparation of consolidated financial statements. Under IFRS 10, control is identified as the single basis of consolidation for all types of entities.
     The adoption of IFRS 10 did not result in any change in the consolidation status of any of our subsidiaries and investees.

IFRS 12

In May 2011, the IASB issued IFRS 12 – Disclosure of Interests in Other Entities, which integrates and enhances the disclosure requirements for entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity.
     As required, the enhanced disclosures will be included in our annual financial statements for the year ended December 31, 2013.

IFRS 13

In May 2011, the IASB issued IFRS 13 – Fair Value Measurement, which establishes a single source of guidance for fair value measurement under IFRS. IFRS 13 defines fair value, provides guidance on measurement and introduces certain disclosure requirements.
     The adoption of IFRS 13 did not result in any measurement adjustments or changes to our fair value valuation techniques. We have included the quarterly disclosure requirements in Note 10, Fair Value of Financial Assets and Liabilities in BCE’s Q2 2013 consolidated interim financial statements.

IAS 1

In June 2011, the IASB amended IAS 1 – Presentation of Financial Statements, providing guidance on items contained in other comprehensive income and their classification within other comprehensive income.
     As a result of adopting the amendments to IAS 1, we have grouped items within our Consolidated Statement of Comprehensive Income by those that will be reclassified subsequently to net earnings and those that will not be reclassified to net earnings.

FUTURE CHANGES TO ACCOUNTING STANDARDS

In May 2013, IASB amended IAS 36 – Impairment of Assets, providing guidance on recoverable amount disclosures for non-financial assets. The amendments to IAS 36 must be applied retrospectively for annual periods beginning on or after January 1, 2014.
     In June 2013, IASB amended IAS 39 – Financial Instruments: Recognition and Measurement, providing guidance on novation of over-the-counter derivatives and continued designation for hedge accounting. The amendments to IAS 39 must be applied retrospectively for annual periods beginning on or after January 1, 2014.
     The adoption of these IFRS amendments is not expected to have a significant impact on our financial statements.

CHANGE IN ACCOUNTING ESTIMATE

As part of our annual review of the useful lives of property, plant and equipment and finite-life intangible assets, we changed the useful lives of fibre optic cable (excluding submarine cable) from 20 to 25 years, certain customer premise equipment from 3 and 8 years to 5 years, certain IT and network software from a range of 3 to 5 years to a range of 3 to 12 years, and certain broadcasting equipment from 15 to 20 years to better reflect their useful lives. The changes have been applied prospectively effective January 1, 2013 and will decrease depreciation and amortization expense for these assets for the year ended December 31, 2013 by approximately $100 million.

30   BCE INC.   Q2 2013   QUARTERLY REPORT

Management’s Discussion and Analysis

Controls and Procedures

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

No changes were made in our internal control over financial reporting during the quarter ended June 30, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Non-GAAP Financial Measures

This section describes the non-GAAP financial measures we use in this MD&A to explain our financial results. It also provides reconciliations of the non-GAAP financial measures to the most comparable IFRS financial measures.

EBITDA

The term EBITDA does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other companies. We define EBITDA as operating revenues less operating costs, as shown in BCE’s consolidated income statements. EBITDA for BCE’s segments is the same as segment profit as reported in Note 3, Segmented Information, in BCE’s Q2 2013 consolidated financial statements.
     We use EBITDA to evaluate the performance of our businesses as it reflects their ongoing profitability. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. EBITDA also is one component in the determination of short-term incentive compensation for all management employees. EBITDA has no directly comparable IFRS financial measure. Alternatively, the following table provides a reconciliation of net earnings to EBITDA.

	Q2 2013	Q2 2012	YTD 2013	YTD 2012
Net earnings	671	836	1,343	1,467
Severance, acquisition and other costs	28	20	61	39
Depreciation	681	666	1,356	1,312
Amortization	161	178	324	359
Finance costs
Interest expense	228	209	449	416
Interest on post-employment benefit obligations	38	33	75	66
Other expense (income)	63	(55)	(17)	(34)
Income taxes	196	157	437	348
EBITDA	2,066	2,044	4,028	3,973

ADJUSTED NET EARNINGS AND ADJUSTED EPS

The terms Adjusted net earnings and Adjusted EPS do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other companies.
     Starting in 2013, our definition of Adjusted net earnings has been modified to exclude premiums on early redemption of debt to align with the reporting practices of our peers. We define Adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net (gains) losses on investments, and premiums on early redemption of debt. We define Adjusted EPS as Adjusted net earnings per BCE common share.
     We use Adjusted net earnings and Adjusted EPS, among other measures, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net (gains) losses on investments, and premiums on early redemption of debt, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

BCE INC.   Q2 2013   QUARTERLY REPORT   31

Management’s Discussion and Analysis

     The most comparable IFRS financial measures are net earnings attributable to common shareholders and EPS. The following table is a reconciliation of net earnings attributable to common shareholders and EPS to Adjusted net earnings on a consolidated basis and per BCE common share (Adjusted EPS), respectively.

	Q2 2013		Q2 2012		YTD 2013		YTD 2012
	TOTAL	PER SHARE	TOTAL	PER SHARE	TOTAL	PER SHARE	TOTAL	PER SHARE
Net earnings attributable to common shareholders	571	0.74	732	0.94	1,137	1.47	1,263	1.63
Severance, acquisition and other costs	21	0.02	15	0.03	44	0.05	29	0.04
Net gains on investments	(1)	–	–	–	(3)	–	(8)	(0.01)
Premiums on early redemption of debt	3	0.01	–	–	15	0.02	–	–
Adjusted net earnings	594	0.77	747	0.97	1,193	1.54	1,284	1.66

FREE CASH FLOW

The term free cash flow does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other companies.
     Starting in 2013, our definition of free cash flow has been modified to exclude voluntary pension funding because it is a discretionary use of excess cash. We define free cash flow as cash flows from operating activities, excluding acquisition costs paid and voluntary pension funding, plus dividends/distributions received from Bell Aliant, less capital expenditures, preferred share dividends, dividends/distributions paid by subsidiaries to NCI, and Bell Aliant free cash flow.
     We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and reinvest in our company.
     We believe that certain investors and analysts use free cash flow to value a business and its underlying assets.
     The most comparable IFRS financial measure is cash flows from operating activities. The following table is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

	Q2 2013	Q2 2012	YTD 2013	YTD 2012
Cash flows from operating activities	1,868	1,904	2,908	3,106
Bell Aliant dividends/distributions to BCE	47	47	95	95
Capital expenditures	(830)	(952)	(1,552)	(1,769)
Cash dividends paid on preferred shares	(32)	(34)	(58)	(67)
Cash dividends/distributions paid by subsidiaries to non-controlling interest	(74)	(91)	(147)	(170)
Acquisition costs paid	8	32	18	57
Bell Aliant free cash flow	(84)	(100)	(114)	(115)
Free cash flow	903	806	1,150	1,137

32   BCE INC.   Q2 2013   QUARTERLY REPORT

Consolidated Income Statements

FOR THE PERIOD ENDED JUNE 30		THREE MONTHS		SIX MONTHS
(in millions of Canadian dollars, except share amounts) (unaudited)	NOTE	2013	2012	2013	2012
Operating revenues	3	5,000	4,925	9,919	9,835
Operating costs	4	(2,934)	(2,881)	(5,891)	(5,862)
Severance, acquisition and other costs		(28)	(20)	(61)	(39)
Depreciation		(681)	(666)	(1,356)	(1,312)
Amortization		(161)	(178)	(324)	(359)
Finance costs
Interest expense		(228)	(209)	(449)	(416)
Interest on post-employment benefit obligations	9	(38)	(33)	(75)	(66)
Other (expense) income	5	(63)	55	17	34
Earnings before income taxes		867	993	1,780	1,815
Income taxes		(196)	(157)	(437)	(348)
Net earnings		671	836	1,343	1,467
Net earnings attributable to:
Common shareholders		571	732	1,137	1,263
Preferred shareholders		33	34	66	69
Non-controlling interest		67	70	140	135
Net earnings		671	836	1,343	1,467
Net earnings per common share
Basic	7	0.74	0.94	1.47	1.63
Diluted	7	0.74	0.94	1.47	1.63

Average number of common shares outstanding – basic (millions)		775.9	773.7	775.8	774.0

Consolidated Statements of Comprehensive Income

FOR THE PERIOD ENDED JUNE 30	THREE MONTHS		SIX MONTHS
(in millions of Canadian dollars) (unaudited)	2013	2012	2013	2012
Net earnings	671	836	1,343	1,467
Other comprehensive income (loss), net of income taxes
Items that will be reclassified subsequently to net earnings
Net change in value on available-for-sale financial assets, net of income taxes of nil for the three months and six months ended June 30, 2013 and 2012, respectively	–	–	3	3
Net change in value on derivatives designated as cash flow hedges, net of income taxes of ($7) million and ($5) million for the three months ended June 30, 2013 and 2012, respectively, and ($7) million and nil for the six months ended June 30, 2013 and 2012, respectively	21	13	20	–
Items that will not be reclassified to net earnings
Actuarial gains (losses) on post-employment benefit plans, net of income taxes of ($190) million and $176 million for the three months ended June 30, 2013 and 2012, respectively, and ($210) million and $231 million for the six months ended June 30, 2013 and 2012, respectively	532	(445)	580	(600)
Other comprehensive income (loss)	553	(432)	603	(597)
Total comprehensive income	1,224	404	1,946	870
Total comprehensive income attributable to:
Common shareholders	1,053	331	1,659	718
Preferred shareholders	33	34	66	69
Non-controlling interest	138	39	221	83
Total comprehensive income	1,224	404	1,946	870

BCE  INC.   Q2 2013   QUARTERLY REPORT   33

Consolidated Statements of Financial Position

		JUNE 30,	DECEMBER 31,
(in millions of Canadian dollars) (unaudited)	NOTE	2013	2012
ASSETS
Current assets
Cash		123	119
Cash equivalents		2,085	10
Trade and other receivables		2,752	2,910
Current tax receivable		17	36
Inventory		421	392
Prepaid expenses		485	301
Other current assets		148	145
Total current assets		6,031	3,913
Non-current assets
Property, plant and equipment		20,095	20,007
Intangible assets		8,135	8,183
Deferred tax assets		236	244
Investments in associates and joint ventures		808	800
Other non-current assets		697	637
Goodwill		7,186	7,185
Total non-current assets		37,157	37,056
Total assets		43,188	40,969

LIABILITIES
Current liabilities
Trade payables and other liabilities		3,701	3,916
Interest payable		160	128
Dividends payable		472	453
Current tax liabilities		358	113
Debt due within one year	8	3,416	2,136
Total current liabilities		8,107	6,746
Non-current liabilities
Long-term debt	8	14,374	13,886
Deferred tax liabilities		958	761
Post-employment benefit obligations		2,680	3,422
Other non-current liabilities		1,241	1,429
Total non-current liabilities		19,253	19,498
Total liabilities		27,360	26,244

EQUITY
Equity attributable to BCE shareholders
Preferred shares	11	3,395	3,395
Common shares		13,629	13,611
Contributed surplus		2,594	2,557
Accumulated other comprehensive income (loss)		16	(6)
Deficit		(4,959)	(5,682)
Total equity attributable to BCE shareholders		14,675	13,875
Non-controlling interest		1,153	850
Total equity		15,828	14,725
Total liabilities and equity		43,188	40,969

34   BCE  INC.   Q2 2013   QUARTERLY REPORT

Consolidated Statements of Changes in Equity

	ATTRIBUTABLE TO BCE SHAREHOLDERS
FOR THE PERIOD ENDED JUNE 30, 2013 (in millions of Canadian dollars) (unaudited)	PREFERRED SHARES	COMMON SHARES	CONTRIBUTED SURPLUS	ACCUMULATED OTHER COMPREHEN- SIVE (LOSS) INCOME	DEFICIT	TOTAL	NON- CONTROLLING INTEREST	TOTAL EQUITY
Balance at January 1, 2013	3,395	13,611	2,557	(6)	(5,682)	13,875	850	14,725
Net earnings	–	–	–	–	1,203	1,203	140	1,343
Other comprehensive income	–	–	–	22	500	522	81	603
Total comprehensive income	–	–	–	22	1,703	1,725	221	1,946
Common shares issued under stock option plan	–	14	(1)	–	–	13	–	13
Common shares issued under employee savings plan	–	4	–	–	–	4	–	4
Other share-based compensation	–	–	38	–	(3)	35	3	38
Dividends declared on BCE common and preferred shares	–	–	–	–	(970)	(970)	–	(970)
Dividends declared by subsidiaries to non-controlling interest	–	–	–	–	–	–	(153)	(153)
Equity securities issued by subsidiaries to non-controlling interest	–	–	–	–	–	–	225	225
Equity transaction with non-controlling interest	–	–	–	–	(7)	(7)	7	–
Balance at June 30, 2013	3,395	13,629	2,594	16	(4,959)	14,675	1,153	15,828

	ATTRIBUTABLE TO BCE SHAREHOLDERS
FOR THE PERIOD ENDED JUNE 30, 2012 (in millions of Canadian dollars) (unaudited)	PREFERRED SHARES	COMMON SHARES	SHARES SUBJECT TO CANCELLATION	CONTRIBUTED SURPLUS	ACCUMULATED OTHER COMPREHEN- SIVE INCOME	DEFICIT	TOTAL	NON- CONTROLLING INTEREST	TOTAL EQUITY
Balance at January 1, 2012	3,115	13,566	(50)	2,527	5	(5,385)	13,778	981	14,759
Net earnings	–	–	–	–	–	1,332	1,332	135	1,467
Other comprehensive income (loss)	–	–	–	–	3	(548)	(545)	(52)	(597)
Total comprehensive income	–	–	–	–	3	784	787	83	870
Preferred shares issued	280	–	–	–	–	(3)	277	–	277
Common shares issued under stock option plan	–	29	–	(3)	–	–	26	–	26
Common shares repurchased and cancelled	–	(46)	–	(3)	–	(58)	(107)	–	(107)
Common shares subject to cancellation	–	–	50	–	–	–	50	–	50
Other share-based compensation	–	–	–	26	–	(2)	24	1	25
Dividends declared on BCE common and preferred shares	–	–	–	–	–	(909)	(909)	–	(909)
Dividends declared by subsidiaries to non-controlling interest	–	–	–	–	–	–	–	(170)	(170)
Equity securities issued by subsidiaries to non-controlling interest	–	–	–	–	–	–	–	2	2
Balance at June 30, 2012	3,395	13,549	–	2,547	8	(5,573)	13,926	897	14,823

BCE  INC.   Q2 2013   QUARTERLY REPORT   35

Consolidated Statements of Cash Flows

FOR THE PERIOD ENDED JUNE 30
(in millions of Canadian dollars) (unaudited)	NOTE	2013	2012
Cash flows from operating activities
Net earnings		1,343	1,467
Adjustments to reconcile net earnings to cash flows from operating activities
Severance, acquisition and other costs		61	39
Depreciation and amortization		1,680	1,671
Post-employment benefit plans cost	9	221	194
Net interest expense		445	413
Gains on investments		(3)	(8)
Income taxes		437	348
Contributions to post-employment benefit plans		(174)	(175)
Payments under other post-employment benefit plans		(36)	(36)
Severance and other costs paid		(94)	(147)
Acquisition costs paid		(18)	(57)
Interest paid		(402)	(377)
Income taxes paid (net of refunds)		(185)	(151)
Net change in operating assets and liabilities		(367)	(75)
Cash flows from operating activities		2,908	3,106
Cash flows used in investing activities
Capital expenditures		(1,552)	(1,769)
Other investing activities		14	10
Cash flows used in investing activities		(1,538)	(1,759)
Cash flows from (used in) financing activities
Increase (decrease) in notes payable and bank advances		17	(121)
Reduction in securitized trade receivables		(14)	(25)
Issue of long-term debt		2,415	1,022
Repayment of long-term debt		(802)	(718)
Issue of common shares		13	26
Issue of preferred shares		–	280
Issue of equity securities by subsidiaries to non-controlling interest		230	2
Repurchase of common shares		–	(107)
Cash dividends paid on common shares		(892)	(823)
Cash dividends paid on preferred shares		(58)	(67)
Cash dividends/distributions paid by subsidiaries to non-controlling interest		(147)	(170)
Other financing activities		(53)	(30)
Cash flows from (used in) financing activities		709	(731)
Net increase (decrease) in cash		4	(45)
Cash at beginning of period		119	132
Cash at end of period		123	87
Net increase in cash equivalents		2,075	661
Cash equivalents at beginning of period		10	45
Cash equivalents at end of period		2,085	706

36   BCE  INC.   Q2 2013   QUARTERLY REPORT

Notes to Consolidated Financial Statements

These consolidated interim financial statements should be read in conjunction with BCE’s 2012 annual consolidated financial statements, approved by BCE’s board of directors on March 7, 2013.

These notes are unaudited.

We, us, our, BCE and the company mean either BCE Inc. or, collectively, BCE Inc., its subsidiaries, joint ventures and associates; Bell means our Bell Wireline, Bell Wireless and Bell Media segments on an aggregate basis; and Bell Aliant means either Bell Aliant Inc. or, collectively, Bell Aliant Inc. and its subsidiaries and associates.

Note 1: Corporate Information

BCE is incorporated and domiciled in Canada. BCE’s head office is located at 1, Carrefour Alexander-Graham-Bell, Building A, 8th floor, Verdun, Québec, Canada. BCE is a communications and media company providing wireline, wireless, Internet and television (TV) services to residential, business and wholesale customers in Canada. Our Bell Media segment provides specialty TV, digital media, conventional TV and radio broadcasting services to customers across Canada.

Note 2: Basis of Presentation and Significant Accounting Policies

These consolidated interim financial statements were prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), under International Accounting Standard (IAS) 34 – Interim Financial Reporting and were approved by BCE’s board of directors on August 7, 2013. These consolidated interim financial statements were prepared using the same basis of presentation, accounting policies and methods of computation as outlined in Note 2, Significant Accounting Policies in our consolidated financial statements for the year ended December 31, 2012, except as noted below. The consolidated interim financial statements do not include all of the notes required in annual financial statements.
     All amounts are in millions of Canadian dollars, except where noted.

ADOPTION OF NEW OR AMENDED ACCOUNTING STANDARDS

As required, effective January 1, 2013, we adopted the following new or amended accounting standards on a retrospective basis.

IAS 19

In June 2011, the IASB amended IAS 19 – Employee Benefits. Annual finance expense for a funded benefit plan includes net interest expense or income, calculated by applying the discount rate to the net defined benefit (DB) pension asset or liability, replacing the finance charge and expected return on plan assets, thereby reducing the current expected return on plan assets to a return that is equal to the discount rate. Entities are required to segregate changes in the DB obligation and in the fair value of plan assets into three components: service costs, net interest on the net DB pension liabilities (assets) and remeasurements of the net DB pension liabilities (assets). The amendments also eliminate the corridor approach for recognizing actuarial gains and losses and enhance disclosure about the risks arising from DB plans.
     These amendments did not impact our consolidated statements of financial position or our consolidated statements of cash flows. The impact of the decrease in the expected return on plan assets, as a result of the amended standard, on our consolidated income statements and consolidated statements of comprehensive income is as follows.

FOR THE PERIOD ENDED JUNE 30, 2012	THREE MONTHS	SIX MONTHS
Interest on post-employment benefit obligations increase	(62)	(122)
Income taxes decrease	19	34
Net earnings decrease	(43)	(88)
Actuarial losses on post-employment benefit plans decrease / Other comprehensive loss decrease	43	88
Net earnings per common share decrease (Basic and Diluted)	(0.06)	(0.11)

BCE  INC.   Q2 2013   QUARTERLY REPORT   37

Notes to Consolidated Financial Statements

IFRS 11

In May 2011, the IASB issued IFRS 11 – Joint Arrangements, which requires joint arrangements to be classified either as joint operations or joint ventures depending on the contractual rights and obligations of each investor that jointly controls the arrangement. For joint operations, a company recognizes its share of assets, liabilities, revenues and expenses of the joint operation. An investment in a joint venture is accounted for using the equity method.
     As a result of adopting IFRS 11, we account for our 50% interest in Inukshuk Limited Partnership (Inukshuk) as a joint operation. Inukshuk was previously classified as a joint venture and accounted for using the equity method. IFRS 11 did not have a material impact on our consolidated income statements or our consolidated statements of cash flows. The impacts on our consolidated statements of financial position are as follows.

	DECEMBER 31,	JANUARY 1,
	2012	2012
Increase/(Decrease) in:
Cash	2	2
Trade and other receivables	–	27
Property, plant and equipment	–	17
Intangible assets	96	208
Investments in associates and joint ventures	(97)	(213)
Trade payables and other liabilities	1	15
Debt due within one year	–	26

The following new or amended standards did not have a significant impact on our consolidated interim financial statements.

IFRS 7

In December 2011, the IASB amended IFRS 7 – Financial Instruments: Disclosures, to require disclosures to better assess the effect or potential effect of offsetting arrangements in the statements of financial position.
     This amendment did not impact our disclosures as we do not have any material offsetting arrangements.

IFRS 10

In May 2011, the IASB issued IFRS 10 – Consolidated Financial Statements, which establishes principles for the presentation and preparation of consolidated financial statements. Under IFRS 10, control is identified as the single basis of consolidation for all types of entities.
     The adoption of IFRS 10 did not result in any change in the consolidation status of any of our subsidiaries and investees.

IFRS 12

In May 2011, the IASB issued IFRS 12 – Disclosure of Interests in Other Entities, which integrates and enhances the disclosure requirements for entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity.
     As required, the enhanced disclosures will be included in our annual financial statements for the year ended December 31, 2013.

IFRS 13

In May 2011, the IASB issued IFRS 13 – Fair Value Measurement, which establishes a single source of guidance for fair value measurement under IFRS. IFRS 13 defines fair value, provides guidance on measurement and introduces certain disclosure requirements.
     The adoption of IFRS 13 did not result in any measurement adjustments or changes to our fair value valuation techniques. We have included the quarterly disclosure requirements in Note 10, Fair Value of Financial Assets and Liabilities.

IAS 1

In June 2011, the IASB amended IAS 1 – Presentation of Financial Statements, providing guidance on items contained in other comprehensive income and their classification within other comprehensive income.
     As a result of adopting the amendments to IAS 1, we have grouped items within our Consolidated Statement of Comprehensive Income by those that will be reclassified subsequently to net earnings and those that will not be reclassified to net earnings.

38   BCE  INC.   Q2 2013   QUARTERLY REPORT

Notes to Consolidated Financial Statements

FUTURE CHANGES TO ACCOUNTING STANDARDS

In May 2013, IASB amended IAS 36 – Impairment ofAssets, providing guidance on recoverable amount disclosures for non-financial assets. The amendments to IAS 36 must be applied retrospectively for annual periods beginning on or after January 1, 2014.
     In June 2013, IASB amended IAS 39 – Financial Instruments: Recognition and Measurement, providing guidance on novation of over-the-counter derivatives and continued designation for hedge accounting. The amendments to IAS 39 must be applied retrospectively for annual periods beginning on or after January 1, 2014.
     The adoption of these IFRS amendments is not expected to have a significant impact on our financial statements.

CHANGE IN ACCOUNTING ESTIMATE

As part of our annual review of the useful lives of property, plant and equipment and finite-life intangible assets, we changed the useful lives of certain network assets, customer premise equipment, software and broadcasting equipment to better reflect their useful lives. The changes include increases and decreases to useful lives and have been applied prospectively effective January 1, 2013. On a net basis, depreciation and amortization expense for these assets decreased as a result of the changes.

Note 3: Segmented Information

The following tables present financial information by segment for the three months and six months ended June 30, 2013 and 2012.

					INTER-			INTER-
					SEGMENT			SEGMENT
FOR THE THREE MONTHS		BELL	BELL	BELL	ELIMINA-		BELL	ELIMINA-
ENDED JUNE 30, 2013	NOTE	WIRELINE	WIRELESS	MEDIA	TIONS	BELL	ALIANT	TIONS	BCE
Operating revenues
External customers		2,424	1,427	520	–	4,371	629	–	5,000
Inter-segment		82	15	39	(83)	53	62	(115)	–
Total operating revenues		2,506	1,442	559	(83)	4,424	691	(115)	5,000
Operating costs	4	(1,527)	(833)	(403)	83	(2,680)	(369)	115	(2,934)
Segment profit(1)		979	609	156	–	1,744	322	–	2,066
Severance, acquisition and other costs		(24)	–	(4)	–	(28)	–	–	(28)
Depreciation and amortization		(563)	(121)	(23)	–	(707)	(135)	–	(842)
Finance costs
Interest expense									(228)
Interest on post-employment benefit obligations	9								(38)
Other expense	5								(63)
Earnings before income taxes									867

					INTER-			INTER-
					SEGMENT			SEGMENT
FOR THE THREE MONTHS		BELL	BELL	BELL	ELIMINA-		BELL	ELIMINA-
ENDED JUNE 30, 2012	NOTE	WIRELINE	WIRELESS	MEDIA	TIONS	BELL	ALIANT	TIONS	BCE
Operating revenues
External customers		2,449	1,351	494	–	4,294	631	–	4,925
Inter-segment		79	17	40	(89)	47	56	(103)	–
Total operating revenues		2,528	1,368	534	(89)	4,341	687	(103)	4,925
Operating costs	4	(1,520)	(809)	(383)	89	(2,623)	(361)	103	(2,881)
Segment profit(1)		1,008	559	151	–	1,718	326	–	2,044
Severance, acquisition and other costs		(12)	(1)	(5)	–	(18)	(2)	–	(20)
Depreciation and amortization		(552)	(123)	(27)	–	(702)	(142)	–	(844)
Finance costs
Interest expense									(209)
Interest on post-employment benefit obligations	9								(33)
Other income	5								55
Earnings before income taxes									993

(1)	The chief operating decision maker uses only one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

BCE  INC.   Q2 2013   QUARTERLY REPORT   39

Notes to Consolidated Financial Statements

					INTER-			INTER-
					SEGMENT			SEGMENT
FOR THE SIX MONTHS		BELL	BELL	BELL	ELIMINA-		BELL	ELIMINA-
ENDED JUNE 30, 2013	NOTE	WIRELINE	WIRELESS	MEDIA	TIONS	BELL	ALIANT	TIONS	BCE
Operating revenues
External customers		4,851	2,823	994	–	8,668	1,251	–	9,919
Inter-segment		163	28	78	(165)	104	124	(228)	–
Total operating revenues		5,014	2,851	1,072	(165)	8,772	1,375	(228)	9,919
Operating costs	4	(3,077)	(1,657)	(818)	165	(5,387)	(732)	228	(5,891)
Segment profit(1)		1,937	1,194	254	–	3,385	643	–	4,028
Severance, acquisition and other costs		(48)	(1)	(10)	–	(59)	(2)	–	(61)
Depreciation and amortization		(1,121)	(240)	(46)	–	(1,407)	(273)	–	(1,680)
Finance costs
Interest expense									(449)
Interest on post-employment benefit obligations	9								(75)
Other income	5								17
Earnings before income taxes									1,780

					INTER-			INTER-
					SEGMENT			SEGMENT
FOR THE SIX MONTHS		BELL	BELL	BELL	ELIMINA-		BELL	ELIMINA-
ENDED JUNE 30, 2012	NOTE	WIRELINE	WIRELESS	MEDIA	TIONS	BELL	ALIANT	TIONS	BCE
Operating revenues
External customers		4,948	2,661	972	–	8,581	1,254	–	9,835
Inter-segment		159	33	74	(172)	94	115	(209)	–
Total operating revenues		5,107	2,694	1,046	(172)	8,675	1,369	(209)	9,835
Operating costs	4	(3,096)	(1,611)	(814)	172	(5,349)	(722)	209	(5,862)
Segment profit(1)		2,011	1,083	232	–	3,326	647	–	3,973
Severance, acquisition and other costs		(10)	(8)	(16)	–	(34)	(5)	–	(39)
Depreciation and amortization		(1,092)	(240)	(55)	–	(1,387)	(284)	–	(1,671)
Finance costs
Interest expense									(416)
Interest on post-employment benefit obligations	9								(66)
Other income	5								34
Earnings before income taxes									1,815

(1)	The chief operating decision maker uses only one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

40   BCE  INC.   Q2 2013   QUARTERLY REPORT

Notes to Consolidated Financial Statements

Note 4: Operating Costs

		THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	NOTE	2013	2012	2013	2012
Labour costs
Wages, salaries and related taxes and benefits(1)		(1,056)	(1,032)	(2,072)	(2,050)
Post-employment benefit plans service cost (net of capitalized amounts)	9	(69)	(62)	(146)	(128)
Other labour costs(1) (2)		(238)	(255)	(476)	(500)
Less:
Capitalized labour(1)		262	240	488	460
Total labour costs		(1,101)	(1,109)	(2,206)	(2,218)
Cost of revenues(1) (3)		(1,410)	(1,333)	(2,826)	(2,758)
Other operating costs(1) (4)		(423)	(439)	(859)	(886)
Total operating costs		(2,934)	(2,881)	(5,891)	(5,862)

(1)	We have reclassified amounts for the prior year to make them consistent with the presentation for the current period.
(2)	Other labour costs include contractor and outsourcing costs.
(3)	Cost of revenues includes costs of wireless devices and other equipment sold, network and content costs, and payments to other carriers.
(4)	Other operating costs include marketing, advertising and sales commission costs, bad debt expense, taxes other than income taxes, information technology costs, professional service fees and rent.

Note 5: Other (Expense) Income

		THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	NOTE	2013	2012	2013	2012
Net mark-to-market (losses) gains on derivatives used as economic hedges		(54)	36	17	13
Pension surplus distribution		–	–	36	–
Premium on early redemption of debt	8	(10)	–	(27)	–
Losses on disposal / retirement of software, plant and equipment		(4)	(3)	(16)	(13)
Gains on investments		1	–	3	8
Equity (loss) income		(4)	8	(3)	14
Other		8	14	7	12
Other (expense) income		(63)	55	17	34

Note 6: Income Taxes

For the three and six months ended June 30, 2013 and June 30, 2012, various uncertain tax positions were settled, which resulted in the reversal of non-current and deferred tax liabilities.

Note 7: Earnings Per Share

The following table shows the components used in the calculation of basic and diluted earnings per common share for earnings attributable to common shareholders.

	THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	2013	2012	2013	2012
Net earnings attributable to common shareholders – basic	571	732	1,137	1,263
Dividends declared per common share (in dollars)	0.5825	0.5425	1.1650	1.0850
Weighted average number of common shares outstanding (in millions)
Weighted average number of common shares outstanding – basic	775.9	773.7	775.8	774.0
Assumed exercise of stock options(1)	0.7	0.3	0.7	0.4
Weighted average number of common shares outstanding – diluted	776.6	774.0	776.5	774.4

(1)	The calculation of the assumed exercise of stock options includes the effect of the average unrecognized future compensation cost of dilutive options. It does not include anti-dilutive options which are options that will not be exercised because their exercise price is higher than the average market value of a BCE common share. The number of excluded options was 2,590,094 for both the second quarter and first half of 2013, compared to 2,646,884 for both the second quarter and first half of 2012.

BCE  INC.   Q2 2013   QUARTERLY REPORT   41

Notes to Consolidated Financial Statements

Note 8: Debt

On July 10, 2013, Bell Canada announced that it will redeem early its 4.85% Series M-20 medium-term notes (MTN) Debentures on August 9, 2013, issued under its 1997 trust indenture, having an outstanding principal amount of $1 billion which was due on June 30, 2014. We will incur a $28 million charge for the premium on early redemption of debt which will be recorded in Other (expense) income in the third quarter of 2013.
     On July 5, 2013, Bell Canada borrowed $1 billion under its unsecured committed credit facility which matures on July 5, 2016.
     On June 17, 2013, Bell Canada issued 3.25% Series M-27 MTN Debentures under its 1997 trust indenture, with a principal amount of $1 billion, which mature on June 17, 2020.
     On June 14, 2013, Bell Aliant issued 3.54% MTN Debentures, with a principal amount of $400 million, which mature on June 12, 2020. Net proceeds were used to redeem early its 4.95% MTN Debentures with a principal amount of $400 million. We incurred a $10 million charge for the premium on early redemption of debt which is recorded in Other (expense) income.
     On March 22, 2013, Bell Canada issued 3.35% Series M-26 MTN Debentures under its 1997 trust indenture, with a principal amount of $1 billion, which mature on March 22, 2023.
     On February 11, 2013, Bell Canada redeemed early its 10.0% Series EA Debentures, issued under its 1976 trust indenture, having an outstanding principal amount of $150 million which was due on June 15, 2014. We incurred a $17 million charge for the premium on early redemption of debt which is recorded in Other (expense) income.

Note 9: Post-employment Benefit Plans

POST-EMPLOYMENT BENEFIT PLANS COST

We provide pension and other benefits for most of our employees. These include DB pension plans, defined contribution (DC) pension plans and other post-employment benefits (OPEBs). The costs of these plans are tabled below.

Components of Post-employment Benefit Plans Service Cost

	THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	2013	2012	2013	2012
DB pension	(62)	(54)	(124)	(107)
DC pension	(18)	(18)	(43)	(39)
OPEBs	(1)	(2)	(3)	(4)
Less:
Capitalized benefit plans cost	12	12	24	22
Total post-employment benefit plans service cost included in operating costs	(69)	(62)	(146)	(128)
Other benefits cost recognized in Severance, acquisition and other costs	(8)	–	–	–
Total post-employment benefit plans service cost	(77)	(62)	(146)	(128)

Components of Post-employment Benefit Plans Financing Cost

	THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	2013	2012	2013	2012
DB pension	(22)	(14)	(43)	(30)
OPEB	(16)	(19)	(32)	(36)
Total interest on post-employment benefit obligations	(38)	(33)	(75)	(66)

42   BCE  INC.   Q2 2013   QUARTERLY REPORT

Notes to Consolidated Financial Statements

Note 10: Fair Value of Financial Assets and Liabilities

FAIR VALUE

The following table shows the fair value of our financial liabilities and derivatives. All other financial assets, financial liabilities and derivatives carried at fair value are individually and in aggregate immaterial.

			JUNE 30, 2013		DECEMBER 31, 2012
			CARRYING	FAIR	CARRYING	FAIR
	CLASSIFICATION	FAIR VALUE METHODOLOGY	VALUE	VALUE	VALUE	VALUE
Carried at amortized cost
CRTC deferral account obligation	Other current and non-current liabilities	Present value of estimated future cashflows discounted using observable market interest rates	312	316	337	352
CRTC tangible benefits obligation	Other current and non-current liabilities	Present value of estimated future cashflows discounted using observable market interest rates	154	158	174	178
Debentures, finance leases and other debt	Debt due within one year and long-term debt	Quoted market price of debt or present value of future cashflows discounted using observable market interest rates	16,154	18,024	14,389	16,895
Carried at fair value
Equity forward contracts(1)	Other current and non-current assets	Settlement value calculated using quoted market price of BCE shares and observable market interest rates	102	102	106	106

(1)	The effect on net earnings of a 10% change in the market price of BCE’s common shares is $53 million at June 30, 2013.

Note 11: Share Capital

CONVERSION OF PREFERRED SHARES

On March 1, 2013, BCE converted 4,415,295 of its 9,244,555 Cumulative Redeemable First Preferred Shares, Series AC (Series AC Preferred Shares), on a one-for-one basis, into Cumulative Redeemable First Preferred Shares, Series AD (Series AD Preferred Shares). In addition, on March 1, 2013, 240,675 of BCE’s 10,755,445 Series AD Preferred Shares were converted, on a one-for-one basis, into Series AC Preferred Shares. As a result, 5,069,935 Series AC Preferred Shares and 14,930,065 Series AD Preferred Shares remain outstanding.
     The dividend on the Series AC Preferred Shares was reset for the next five years on March 1, 2013 from 4.6% to 3.55%. The Series AD Preferred Shares will continue to pay a monthly floating adjustable cash dividend.
     Dividends on all series of preferred shares will be paid as and when declared by the board of directors of BCE.

Note 12: Share-Based Payments

The following share-based payment amounts are included in the consolidated income statements as operating costs.

	THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	2013	2012	2013	2012
Employee savings plans (ESPs)	(8)	(8)	(17)	(16)
Restricted share units (RSUs)	(12)	(7)	(24)	(16)
Deferred share plans – Bell Aliant	(2)	(2)	(5)	(6)
Other(1)	(2)	(2)	(5)	(4)
Total share-based payments	(24)	(19)	(51)	(42)

(1)	Includes deferred share units (DSUs) and stock options.

BCE  INC.   Q2 2013   QUARTERLY REPORT   43

Notes to Consolidated Financial Statements

The following tables show the change in outstanding ESPs, RSUs, DSUs and stock options for the six months ended June 30, 2013.

ESPs

NUMBER
OF ESPs
Unvested contributions, January 1, 2013	1,290,286
Contributions	323,464
Dividends credited	16,235
Vested	(322,834)
Forfeited	(49,469)
Unvested contributions, June 30, 2013	1,257,682

RSUs

NUMBER
OF RSUs
Outstanding, January 1, 2013	2,468,405
Granted	1,206,543
Dividends credited	78,120
Settled	(52,110)
Forfeited	(27,176)
Outstanding, June 30, 2013	3,673,782

DSUs

NUMBER
OF DSUs
Outstanding, January 1, 2013	3,305,861
Issued	206,868
Dividends credited	87,641
Settled	(14,653)
Outstanding, June 30, 2013	3,585,717

STOCK OPTIONS

		WEIGHTED
		AVERAGE
	NUMBER OF	EXERCISE
	OPTIONS	PRICE ($)
Outstanding, January 1, 2013	5,310,356	37
Granted	2,962,190	44
Exercised(1)	(420,822)	30
Forfeited	(13,205)	40
Outstanding, June 30, 2013(2)	7,838,519	40

(1)	The weighted average share price for options exercised during the six months ended June 30, 2013 was $45.
(2)	None of the options were vested at June 30, 2013.

44   BCE  INC.   Q2 2013   QUARTERLY REPORT

Notes to Consolidated Financial Statements

Assumptions Used in Stock Option Pricing Model

The fair value of options granted was determined using a variation of a binomial option pricing model that takes into account factors specific to the share incentive plans, such as the vesting period. The following table shows the principal assumptions used in the valuation.

2013
Weighted average fair value per option granted ($)	$2.81
Weighted average share price ($)	$45
Weighted average exercise price ($)	$44
Dividend yield	5.2%
Expected volatility	18%
Risk-free interest rate	1.3%
Expected life (years)	4.5

Expected volatilities are based on the historical volatility of BCE’s share price. The risk-free rate used is equal to the yield available on Government of Canada bonds at the date of grant with a term equal to the expected life of the options.

Note 13: Acquisition of Astral Media Inc. (Astral)

On July 5, 2013, BCE acquired 100% of the issued and outstanding shares of Astral for a total cash consideration of $3.27 billion, including repayment of debt of $397 million. Astral is a media company that operates specialty and pay TV channels, radio stations, digital media properties and out-of-home advertising platforms in Québec and across the rest of Canada. We acquired Astral because it is expected to provide multiple benefits to our company, including enhancing our competitive position in French-language broadcasting in Québec, control over content costs, and increased opportunities for cross-platform innovation and advertising packages spanning digital, TV, radio and out-of-home advertising. Astral will be included in our Bell Media segment in our consolidated financial statements.
     As part of its approval of the acquisition, the CRTC ordered BCE to spend $246.9 million in new benefits for French and English language TV, radio and film content development, support for emerging Canadian musical talent, training and professional development for Canadian media, and new consumer participation initiatives. The present value of this tangible benefits obligation will be recorded as an acquisition cost in Severance, acquisition and other costs in the third quarter of 2013.
     Consistent with the CRTC’s Common Ownership Policy for radio, Bell will divest ten Bell Media and Astral English-language radio stations as part of the transaction. Under a consent agreement with the Competition Bureau reached on March 4, 2013, and following its amended filing with the CRTC, Bell will also divest eleven Astral TV services. Subject to closing conditions, termination rights and applicable regulatory approvals, Corus Entertainment Inc. has agreed to acquire two radio stations and six Astral TV services for $400.6 million and Jim Pattison Broadcast Group Limited Partnership has agreed to acquire three radio stations. The remaining radio and TV assets will be divested in an auction process currently underway.
     While preliminary estimates of the fair value of certain finite-life intangible assets have been estimated for management forecasting purposes, the fair values of other assets and liabilities have not been determined.
     BCE’s consolidated operating revenues, after reflecting the elimination of intercompany amounts and revenues attributable to the radio stations and TV services to be divested, would have been $10,277 million for the six months ended June 30, 2013, if the acquisition had occurred on January 1, 2013.

BCE  INC.   Q2 2013   QUARTERLY REPORT   45

This document has been filed by BCE Inc. with Canadian securities commissions and the U.S. Securities and Exchange Commission. It can be found on BCE Inc.’s website at www.bce.ca, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov or is available upon request from:

Investor Relations
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H3E 3B3
www.bce.ca
e-mail: investor.relations@bce.ca
tel: 1-800-339-6353
fax: 514-786-3970

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